



ASTEC INDUSTRIES, INC.

ENERGY









INFRASTRUCTURE

MINING







2012 Annual Report

Expanding Opportunities for Growth



2012 Annual Report Table of Contents



Astec Industries, Inc.
2012 Financial Overview

	2012	2011	2010	2009	2008
Operating Results (in thousands, except noted*)					
Net sales	**$936,273**	$908,641	$737,083	$698,056	$891,328
Net income attributable to controlling interest [1,2,3]	**40,207**	39,918	32,430	3,068	63,128
Financial position					
Total assets	**$724,565**	$716,883	$649,639	$590,901	$612,812
Working capital	**355,497**	331,532	317,395	278,058	251,263
Equity	**547,998**	529,183	492,806	452,260	440,033
Per common share*					
Net income attributable to controlling interest [1,2,3]					
Basic	**$1.77**	$1.77	$1.44	$0.14	$2.83
Diluted	**1.74**	1.74	1.42	0.14	2.80
Book value per common share at year end	**23.70**	23.00	21.56	19.89	19.45
Other data					
Weighted average number of common shares outstanding					
Basic	**22,680**	22,589	22,517	22,447	22,288
Diluted	**23,051**	22,984	22,830	22,716	22,586
Associates*	**3,860**	3,885	3,284	3,137	3,973

Certain amounts for 2008 have been reclassified to conform with the 2012 presentation.

[1] During the fourth quarter of 2012, the Company had a pre-tax gain on the sale of a subsidiary of $5,357,000.

[2] During the fourth quarter of 2008, the Company sold certain equity securities for a pre-tax gain of $6,195,000.

[3] The fourth quarter of 2009 includes impairment charges, primarily goodwill, of $17,036,000 or $13,627,000, net of tax benefit of $3,409,000.

Listed on NASDAQ as ASTE


ASTE
NASDAQ
LISTED

Letter to Shareholders

2012 was a year of continuing uncertainty and slow growth in the United States. After expiring in September, 2009, SAFETEA-LU, the multi-year U.S. federal highway bill, was extended in varying increments until a new, 27-month, $105 billion surface transportation authorization titled MAP-21 (Moving Ahead for Progress in the 21st Century) was signed into law on July 6, 2012. MAP-21 is in place until September 2014. Over the past three years we have lived from one uncertainty to another related to the size and timing of a new Highway Bill. This made planning difficult for state transportation departments, resulting in four years of flat revenues combined with uncertainty about the future. This was not a good prescription for people to buy equipment. Following passage of the 27-month highway bill, we entered into the presidential election season which continued the uncertainty in the market. All of this activity took place against a backdrop of the Eurozone crisis, climbing national debt and a looming fiscal cliff.

As we entered this period of uncertainty, we were fortunate to have a strong balance sheet and good cash flow leaving us more options than we have had in prior recessionary periods. One option would have been to do nothing and wait for better economic times. Our management team, however, took a more assertive approach. We decided to continue to strategically grow our business through a two-pronged effort. First, we are increasing our international presence by expanding the geographical footprint of where we manufacture and sell our equipment. Second, we are investing in new products that could be applied to other industries while at the same time being aggressive in creating products that will reduce costs for our existing customers.

Astec Industries and its family of companies have the most creative and innovative engineering groups in the industry. We also have excellent, efficient manufacturing facilities. As can be seen over the last several years, we have invested heavily in modernizing these facilities to stay on the leading edge with our manufacturing equipment and in training our people as well as our customers' employees. We have grown our international sales forces substantially and now 40% of our revenues are from international sales. We have searched for industries that could use our existing products with slight modifications. We have searched for new products we could build using our existing equipment and facilities. We have engineered and developed additional products needed in other industries in an effort to be counter cyclical to the infrastructure equipment business. We chose to concentrate our efforts on the energy and mining businesses while maintaining focus on the infrastructure business.

Over the past three years we have developed unique drilling rigs for oil and gas exploration, equipment for fracking and oil services, thermal oil heaters used in gas processing plants, hot water heaters used for fracking, pump trailers used for well servicing, feed bins and other processing equipment that can be used on fracking spreads. We have spent considerable effort on renewable energy related products by developing a state of the art wood pellet plant. The Astec plant will produce wood pellets with practically no emissions allowing large plants to be built without being size limited due to environmental restrictions. We have expanded our drill rig offering for geothermal water wells and also oil drilling.

For the mining sector we offer a wide range of equipment, including size reduction crushers, hydraulic breakers, scalers, personnel carriers and surface miners. We further increased our presence in the mining industry by manufacturing equipment in South Africa and we are building a new facility in Brazil to better allow us to service the mining industry in South and Central America.

As we have implemented the strategy of diversifying more into the energy and mining industries, we have maintained our position in infrastructure. We have begun to reposition our company to better penetrate these three markets. Earlier in the year we sold the utility trencher and drill line to Toro while continuing to manufacture this equipment under an OEM Agreement through the end of 2012. In late November we sold the Trencor line of large trenchers, the American Augers boring machine line, directional drill line and associated mud systems along with the American Augers facilities to Charles Machine Works of Perry, Oklahoma. We retained the vertical oil drilling rigs, developed over the last four years at American Augers, which we will continue to manufacture and sell. The pump trailer line recently developed at Astec Underground continues to be manufactured at our facility in Loudon, Tennessee. We plan to develop other products that will complement this line of equipment for the oil drilling and service industry. As initially planned at the time of acquisition, we have continued to invest in GEFCO to modernize their manufacturing facilities, making them more competitive in the water and oil drilling equipment markets. We disposed of the heavy-duty trailer line previously manufactured in this facility to free up room for the manufacture of more profitable products.

Despite making five acquisitions in the past six years, we continue to have excess cash. While acquisitions are still a high priority for us, the Board of Directors, during their October meeting, declared a special one-time dividend of $1.00 per share that was paid on December 12, 2012 as a tangible return of value to our shareholders while the tax rates were still advantageous. We continue to aggressively search for acquisitions that will add value to our existing group of companies and enable us to further penetrate the energy and mining markets.

Even with the disposition of the American Augers and Trencor products we believe we will see continued growth in our business in 2013. The chart on the following page shows the cycles our company has gone through, with generally seven good years and three bad years. We continue our efforts to make the growth cycles longer and the downturns less severe by diversifying into other industries and broadening our geographical sales presence. Although we do not expect tremendous growth in 2013, we do see a pent up demand forcing our customers in infrastructure to start upgrades, as they have been reluctant to invest in capital over the last four years. Many new products we have developed are ready to be marketed. We believe much of our growth in 2013 will be through these additional product offerings.

I thank each of you for your support as together we look forward to the continuing growth and success of our business.

Sincerely,
Astec Industries, Inc.



J. Don Brock
Chairman of the Board/CEO



2 0 1 2

Net Sales (In Thousands)


1,200,000
1,000,000
800,000
600,000
400,000
200,000
381,651
480,797
583,812
663,735
817,801
891,328
698,056
737,083
908,641
936,273
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

The net sales of Astec Industries, Inc. grew 133% from $382 million in 2003 to $891 million in 2008. Four companies were purchased during this period in line with the strategic objectives of growth by acquisition. During the fourth quarter of 2008 our customers began to experience the effects of a slowing United States economy primarily caused by the financial crisis and housing market crash. By 2010 net sales began to rebound and approached pre-recessionary levels in 2011-2012. As economic conditions stabilized, customers increased their investment in capital goods.



2 0 1 2

Operating Profit/(Loss)%


15.00%
10.00%
5.00%
0.00%
-5.00%
2003
-1.97%
2004
4.78%
2005
7.81%
2006
8.37%
2007
9.54%
2008
8.91%
2009
4.29%
2010
6.68%
2011
6.31%
2012
5.35%

The negative economic impact of 9/11 caused customer apprehension that lasted into 2003. Historical trends in profitability began to return in 2004 and continued to grow through most of 2008 bolstered by a strong United States economy. Profitability in 2012 was impacted by lower gross margins due to new product introductions and muted global economic growth.

Investing in New Products and Technologies

ENERGY



Astec, Inc. Wood Pellet Processing Plant

Astec's ground-breaking, state-of-the-art wood pellet plant features a number of industry-firsts and is poised to change the wood pellet production industry. The modular design with replicated parallel lines results in there being very few points in the process where any equipment failure can shut the entire plant down. In most other plants, a dryer outage would mean a total plant shutdown. In a 60 TPH Astec plant, a dryer outage means the plant continues to operate at 40 TPH. In fact, there are very few reasons why the plant would ever be completely shut down.



Peterson 4310B Track Mounted Drum Chipper

The 4310B drum chipper is suited for high volume biomass producers who have a wide variety of feed material from brush and small feed stock to logs up to 24 inches (61 cm) in diameter. The 4310B is powered by a 765 horsepower (570 kW) C18 Caterpillar engine. At 52,000 pounds (23600 kg), the track mounted 4310B is designed for operations requiring high production and frequent moves between jobs.



Astec Underground DP-2000 Double Pump Trailer

In 2012, the company introduced the Astec DP 2000 Double Pumper, a high-pressure, high-volume double fluid pumper for servicing natural gas or petroleum wells. The 1,900-horsepower unit is capable of a maximum discharge pressure of 15,000 psi and a maximum flow rate of 19.6 bpm @ 3734 psi.



Heatec Portable "Frac" Water-Heating Unit

This unit is used in recovering gas below the earth's surface. The process is known as hydraulic fracturing or "fracking." It involves injecting heated water into boreholes to break apart rock formations that contain oil and gas. The Heatec rig heats the feed water used in this process.

The rig is portable and contains virtually everything needed to operate its heater. Only its feed water has to be provided from an external source. The main component of the rig is a high efficiency water heater. A gen-set provides electrical power for the heater. Fuel for the heater is stored in a built-in fuel tank. Water inlet and outlet pumps and water strainers are included.

2012

Energy • Infrastructure • Mining

INFRASTRUCTURE



Roadtec RX600e Cold Planer

Sporting a new body style, which improves operator visibility and accommodates many new features, the RX-600e offers CAN-based electronics with onboard remote diagnostics. True to the Roadtec way, the machine remains extremely operator-friendly with simplified controls. For example, joystick steering allows the operator to steer the machine with one hand while signaling trucks with the other. Owners can monitor a selected machine in real time through a wireless signal and address any issues that may arise while the machine works.

MINING



Astec Mobile Screens ProSizer® 4200

The ProSizer® 4200 is a versatile machine for processing reclaimed asphalt pavement (RAP), recycled concrete or virgin aggregate for a variety of producers. The closed-circuit mobile plant incorporates a double-deck conventional or optional multi-frequency screen with a KPI 4250 Horizontal Shaft Impactor (HSI). The new impactor provides increased capacity, wear life and reliability, and is capable of processing 300 tons per hour of oversized materials.



Telsmith T900 Cone Crusher

The Telsmith T900 Cone Crusher, a true mine-duty machine designed and engineered to deliver maximum uptime, productivity, safety and ease of maintenance amidst the 24/7 operating demands of the toughest hard rock mining applications. Offering a capacity output range from 550 to 2100 MTPH with up to a 15-inch feed size, the T900 is rated with the largest in-class clearing stroke, the highest in-class crushing force, and boasts 900-HP performance.



KPI-JCI Model 1892 Screen

The Model #1892S plant was designed for the aggregate producer requiring a single plant to rinse and size up to three stone products while simultaneously washing, dewatering and fine-tuning one or two sand products. The new Model #1892S plant features a conventional 3-deck, wet, 10 degree screen to rinse and size the stone products, while the sand portion of the feed material is processed through a slurry sump, slurry pump, classifying cyclone(s) and dewatering screen to provide a washed sand product containing approximately 10-15 percent moisture content by weight.

Telsmith, Inc.



For over 100 years, Telsmith, Inc. (Telsmith) has provided integrated minerals processing solutions to the global aggregate and mining industries through a commitment to ethical business practices, technologically advanced products, manufacturing excellence and world class customer support.

With a focus on improving efficiency, profitability, and safety in customer operations, Telsmith designs and manufactures processing equipment for the reduction and sizing of raw material. Industries served include precious metals mining, processing of aggregates for construction materials and recycling of recovered materials including concrete, asphalt and glass. Core products include jaw crushers, cone crushers, impact crushers, vibrating screens and feeders.

In addition to core components, Telsmith also designs and manufactures complete processing systems. Telsmith capabilities include custom solutions ranging from track mobile crushing systems, to large modular processing plants that deliver high production results with low operating costs. Offering a full spectrum of services including consulting, engineering and construction management, Telsmith brings a truly integrated package of solutions to the market place.

In 2012, Telsmith introduced the T900 mine duty cone crusher at MINExpo International in Las Vegas, Nevada, USA. The T900 has unique features, such as top service and fewer cylinders, offering mining customers an attractive alternative to competitive machines.


A.
B.
TELSMITH



Telsmith facility located in Mequon, Wisconsin, USA

A. Telsmsith's 820 track mobile screening plant in operation in Illinois.
B. Telsmith's all new 900 HP mine duty cone crusher will be available in 2013.
C. Telsmith's JCP2238-38, a portable plant containing a jaw as a primary crusher and a cone as a secondary crusher, is gaining popularity in Canada and the Midwestern US.
D. Telsmith's J3858 jaw crusher as a primary crusher used within a modular system.
E. A Telsmith screen in use between primary and secondary crushing units.
F. A new modular installation, including a jaw crusher, two cone crushers and two screens located in a quarry in northern Kentucky.

Aggregate and Mining Group

Crushing Equipment

Vibrating Equipment

Screening Equipment

Track Plants

Portable Plants

Modular Plants

Located in Mequon, Wisconsin, USA




D.


C.


E.


F.


TELSMITH
An Astec Industries Company

Breaker Technology LTD



Breaker Technology Ltd. (Breaker Technology) continues to grow both nationally and internationally after 54 years of manufacturing equipment for the construction, aggregate, demolition and mining industries. Responding to both strong global demand for mined minerals and increasing operational standards in safety and engine emissions, Breaker Technology has been actively developing new technologies to answer this sector's challenges. Having its primary manufacturing facility in Thornbury, Ontario, Canada for over a half-century, Breaker Technology recently successfully tested a hydraulic wheel end drive (HWD) base carrier in Northern Canada with a major mining operator. This newly designed and tested HWD system provides the combined benefits of more efficient power output with reduced exhaust emissions.

Beyond the development of the wheel end drive system, Breaker Technology has forged ahead with larger and more powerful equipment solutions for both mobile and stationary rock breaking solutions. The TM 15X rock breaker with a BXR 85 hammer is one of the most powerful and rugged mobile rock breakers on the market today, having recently been supplied to a large Western Australian mining operation. Breaker Technology has strived for many years to both educate and develop foreign markets to added production and safety benefits of secondary rock breaking systems, and as such is reaping the rewards through the growing number units sold and supported in markets around the globe.


A.
B.



Breaker Technology facility located in Thornbury, Ontario, Canada

A. MRHT 25 rock breaker pedestal boom system with a BT 4000 hammer fitted over a crush rock box in West Africa.

B. TTX 45 stationary Rock breaker boom system with a BXR 65 hammer in use at Penasquito mine in Mexico.

C. TM15x mobile rock breaker with a BXR 85 hammer is one of the world's most powerful mobile rockbreaker, prepped for use by a customer in Western Australia.

D. MBS10 with a BX15 hammer mounted on a portable plant crusher operating at a Vale Mine in Brazil.

E. LP12 HWD base carrier and shot-crete cassette on test evaluation in Timmins, Ontario, Canada.

F. MRH20 swing post rock breaker boom system with a BX 40 hammer installed over a new crusher in Inner Mongolia mining operation.

Located in Thornbury, Ontario, CA • Walkerton, Ontario, CA
Riverside, California, USA • Solon, Ohio, USA



Aggregate and Mining Group

Mine and Quarry Equipment
Demolition Equipment
Hydraulic Hammers
Mobile Rock Breakers
Rockbreaker Systems
Demolition Attachments
Underground Utility Equipment


C.


D.


E.


F.


BTi
An Astec Industries Company

Osborn Engineered Products SA (PTY) Ltd



Osborn Engineered Products SA (PTY) Ltd (Osborn), a name synonymous with robustness and reliability, has the confidence of more than 90 years of experience to back their product range and service. From design concept and manufacture, to installation and commissioning, Osborn provides the world's mining and aggregate industries with a full range of crushers, feeders, screens, mineral sizers, laboratory crushers, grinding mills, hydraulic hammers and conveyor idlers. Osborn also specializes in modular crushing and screening plants. As one of South Africa's foremost mining equipment manufacturers, Osborn offers complete solutions for the mining industry.

With the recent addition of the mineral sizer, Osborn offers an increased capability to its existing coal solutions. One of the biggest advantages of a mineral sizer is that it has a very large capacity in a small height machine, it keeps most of the dynamic loads within the framework of the machine, which means much lighter foundations and lower installation costs compared to conventional crusher systems.

Osborn offers an imported range of construction equipment through the Astec group of companies, including asphalt road construction machines. The Roadtec Shuttle Buggy® MTV has had exceptional success in SA the past year and the local market is increasingly recognizing the value of this revolutionary technology. A full range of robust vertical shaft impact crushers has been added to Osborn's product offering through USA based sister companies KPI and JCI.


A.
OSBORN
B.



Osborn facility located in Johannesburg, South Africa

A. Osborn's twin-shaft, heavy-duty mineral sizers are available in various sizes to accommodate any application.

B. Osborn offers a wide range of standard and custom design mills. Sizes range from .46 meters diameter to 5 meters diameter for large mining operations.

C. The Osborn/Telsmith H-Series Gyrasphere Cone Crushers offer greater machine balance and reduced maintenance and stress.

D. Osborn Jaw Crushers process medium to hard quarry rock or other materials by compressing material between the fixed jaw and the swing jaw.

E. Osborn Modular Jaw Crusher.

F. Osborn Apron Feeders are available in standard and heavy-duty sizes.

Aggregate and Mining Group

Jaw and Cone Crushers

Modular Plants

Coal Crushers

Vibrating Screens

Aggregate Feeders and Conveyors

Rotary Scrubbers

Johannesburg, South Africa




D.


C.


E.


F.


OSBORN
An Astec Industries Company

Kolberg-Pioneer, Inc.



Kolberg-Pioneer, Inc. (KPI) is a worldwide leader in manufacturing equipment for the aggregate, construction, paving and recycling industries. As an innovative, high-integrity manufacturer, KPI develops quality, state-of-the-art products and has the ability to engineer custom products because of its highly-qualified engineering staff. Marketed under the KPI-JCI and Astec Mobile Screens brands, KPI designs, manufactures and markets full lines of washing, conveying, crushing, screening, classifying and portable and mobile plant equipment. Quality solutions for all aggregate and recycling needs delivered through an unmatched resource of knowledge and experience, innovative products and systems, and a world-class support system, all exemplify a lifetime of value for the customer.

For more than 75 years, KPI products and its dedicated KPI-JCI dealer network have been recognized within the aggregate and recycling industries as suppliers of dependable equipment and experienced application-oriented support.

In 2012, KPI rolled out innovations and improvements that provided its customers with the total solution for successful operations. Three major product innovations include the new 5054 hybrid horizontal shaft impactor, the improved LowPro Truck Unloader and the Model #1892S wash plant. These developments demonstrate the emphasis placed on product line diversification and the company's commitment to providing complete aggregate solutions.

In addition to its product development, KPI was a major sponsor of The Road Connection, a grassroots, nonpartisan advocacy campaign designed to bring awareness to the need for federal infrastructure funding and to get a federal transportation bill passed.


A.
B.



Kolberg-Pioneer facility located in Yankton, South Dakota, USA

A. The new 5054 Hybrid Horizontal Shaft Impactor features the latest and most up-to-date technology in impact crushing, delivering the ability to process more material.

B. KPI-JCI's extensive product line provides equipment for a complete mining operation.

C. One of the major product innovations for 2012 included the improved LowPro Truck Unloader.

D. KPI-JCI offers complete systems that provide the total solution for successful aggregate operations.

E. KPI-JCI's Vertical Shaft Impactor is available in both stationary and portable configurations and produces up to 500 TPH.

F. The KPI-JCI SuperStacker® is capable of creating custom-shaped, partially or fully desegregated stockpiles to fit maximum material in minimum space.

Aggregate and Mining Group

Material Handling Equipment

Crushing Equipment

Screening Equipment

Track Mount Equipment

Washing and Classifying Equipment

Located in Yankton, South Dakota, USA




KPI-JCI

D.



C.



E.



F.


KPI-JCI
ASTEC COMPANIES

Johnson Crushers International, Inc.



Johnson Crushers International, Inc. (JCI) designs, manufactures and markets full lines of cone crushers, horizontal and incline vibrating screens, track mounted, portable and stationary crushing and screening plants under the KPI-JCI brand.

In 2012, JCI launched the Kodiak Plus K500+, a new 500-horsepower, remote-adjust cone crusher. The K500+ is the latest addition to the Kodiak Plus Cone Crusher family, which previously consisted of three models – the K200+, K300+ and K400+. This new model fills a demand for larger secondary and tertiary cone crushers that are used by high production aggregate facilities. In addition to the new model, JCI implemented new refinements to the product line, including a new hybrid cast/fabricated base frame design, the 'MILO' automated control system and a new patented bearing design. The Kodiak Plus K500+ Cone Crusher was unveiled at the 2012 MINExpo in Las Vegas.

In addition to its product innovations, JCI also added new machine tools to improve safety and quality, reduce lead times and increase efficiencies. In its vibrating screen manufacturing facility, JCI invested in a plasma / punch, robot welding cell and a mill turn lathe, which helped JCI set an all-time unit screen shipment record. In its cone crusher manufacturing facility, JCI has added a multitasking VTL, which is a combination machining center and turning center. It completes turning, milling, boring, drilling and more in a single set-up, making it a one-and-done operation. This addition is one of the most significant machine tool capital improvements in Astec's history.


A.
B.



Johnson Crushers facility located in Eugene, Oregon, USA

A. When the job requires being on the move, track-mounted equipment is the answer.

B. The FT300 Track plants are engineered for maximum cone crushing productivity.

C. The Kodiak® Plus Series of cone crushers have patented innovations that provide efficiency.

D. KPI-JCI offers complete systems that provide the total solution for successful aggregate operations.

E. KPI-JCI's GT200CC track mounted cone/screen close circuit plant provides up to 20% more screening area and production capacity than comparable models.

F. The Cascade Incline Screen from KPI-JCI is a simple, proven and reliable design that features an externally moving vibrating mechanism that is engineered for efficiency and reduced cost of operation.

Aggregate and Mining Group

Material Handling Equipment

Crushing Equipment

Screening Equipment

Track Mount Equipment

Washing and Classifying Equipment

Located in Eugene, Oregon, USA




D.


C.
KPI-JCI


E.


F.


KPI-JCI
ASTEC COMPANIES

Astec Mobile Screens, Inc.



Astec Mobile Screens, Inc. (AMS) is the world's premier supplier of innovative screening solutions. The full line of products includes mobile screening plants, portable and stationary screen structures and high frequency screens for the quarry, recycle, sand and gravel and other material processing industries. Operating conditions for the material producer can vary and AMS responds by offering a broad range of operating systems.

In 2012, AMS added two new products to the Global Track line – the GT205S and the GT3660 tracked stacker. The GT205S is a mobile track screening plant that features a double or triple-deck screen for processing sand and gravel, topsoil, slag, crushed stone and recycled materials. The GT3660 tracked stacker is a self-contained, track-mounted, mobile conveyor that can be used as a transfer or stacking conveyor with portable or track crushing and screening equipment. AMS remains committed to growing and strengthening the Global Track Series product line to provide industry-leading crushing and screening power in portable, compatible and easy-to-use configurations.

AMS also continues its focus on the ever-growing reclaimed asphalt pavement (RAP) market with the ProSizer recycling plant, and has expanded the ProSizer product line to include the ProSizer 4200, a larger and more versatile machine for processing RAP, recycled concrete or virgin aggregate for a variety of producers. This closed-circuit mobile plant incorporates a double-deck conventional or optional multi-frequency screen with a KPI-JCI horizontal shaft impactor. The addition of an onboard generator provides for the use of existing conveyors or to upgrade to larger stackers where needed.


A.
B.



Astec Mobile Screens facility located in Sterling, Illinios, USA

A. The Global Track Series from KPI-JCI and AMS is designed to offer industry-leading crushing and screening power in portable, compatible and easy-to-use configurations.
B. AMS high frequency screens feature aggressive vibration applied directly to the screen that allows for the highest capacity in the market for removal of fine material.
C. AMS high frequency screens are engineered to provide higher production capacities and more efficient sizing compared to conventional screens.
D. The AMS ProSizer® processes recycled asphalt pavement (RAP) efficiently and with greater profitability.
E. The multi-frequency screen features high frequency for sorting small diameter material and high amplitude for screening larger aggregate.
F. The ProSizer incorporates a double-deck VariVibe® high frequency screen and a Horizontal Shaft Impactor (HSI) to separate the fractionated recycled asphalt pavement (FRAP) into multiple sizes.

Aggregate and Mining Group

Mobile Screening Plants

Portable Screening Plants

Stationary Screen Structures

High Frequency Screens

Located in Sterling, Illinois, USA





D.



C.



E.



F.


ASTEC
MOBILE SCREENS

Astec do Brasil Fabricação de Equipamentos Ltda.



Astec do Brasil Fabricação de Equipamentos Ltda. (Astec Do Brasil) is scheduled to open their 15,000m² facility in late 2013, with manufacturing operations commencing in January of 2014. The facility is being built on a 59,140m² property located in Vespasiano, Minas Gerais, Brazil, which is located in the southeastern part of the country. Sales, distribution, manufacturing operation and product support will be located within the Vespasiano facility, which will employee nearly 120 employees at full maturity.

Products initially manufactured at the new facility will include stationary jaw and cone crushers, vibrating feeders, screens and track mounted crushing units representing the brands of Astec Mobile Screens, KPI-JCI, and Telsmith. Expansion to other product lines, such as BTI products for underground mining, is planned, in-order to meet market demand and capitalize on lower freight and import costs.

Astec do Brasil will meet customer demand utilizing a combination of an internal and external sales team. The internal team, employed by Astec Do Brasil, will serve mining customers, while opportunities within the aggregate market will be the responsibility of local representatives.

Astec Do Brasil is a joint venture between Astec Industries, Inc. and MDE, a recognized leader in providing material handling solutions to the Brazilian market. Both partners are committed to successfully positioning Astec Do Brasil as a vehicle to achieve market share growth for Astec brands throughout Brazil and South America.


A.
B.


ASTEC

Astec do Brasil Fabricação de Equipamentos facility located in Vespasiano, Minas Gerais Brazil

A. Portable spread including a KPI-JCI GT200DF track-mounted plant, featuring the K200 cone crusher.
B. KPI-JCI track mounted crushing plant, featuring a 2640 Vanguard Jaw.
C. Multiple Astec brands are included in a crushing and screening plant supporting a large dam project in Brazil.
D. Telsmith J3858 jaw crusher, which will be manufactured for the South American market by Astec do Brasil.
E. Modular plant with a Telsmith J3258 jaw crusher as the primary unit.
F. New administrative office space.

Located in Vespasiano, Minas Gerais, Brasil



Aggregate and Mining Group

Mobile Screening Plants

Portable Screening Plants

Stationary Screen Structures

High Frequency Screens

Crushing and Vibrating Equipment


C.


TELSMITH
D.


E.


F.



Astec do Brasil Fabricação de Equipamentos Ltda.

An Astec Industries Company

Astec, Inc. - Dillman Equipment



Astec, Inc. (Astec) continues to be a world leader in Hot and Warm Mix Asphalt (HMA/WMA) equipment technology, support and training and is renowned for excellent customer service and nationwide parts and service teams. Astec offers a complete line of portable, relocatable and stationary asphalt plant equipment produced under the Astec and the Dillman brands.

In 2012, Astec announced it would assume total responsibility for all asphalt plant production within the Astec Industries family of companies. Production of CEI Enterprises, Inc.'s line-up of the Nomad and Rap King series of hot mix asphalt plants will be transferred to the Dillman division of Astec, Inc., located in Prairie Du Chien, Wisconsin.

The decision to consolidate all manufacturing of the Astec Industries, Inc. hot mix asphalt plants places Astec in a position to offer a broad range of plants producing between 80 tph to 500 tph (72 to 450 metric tons per hour).

During the continuing economic slowdown in the construction industry, Astec has been fortunate to have increased market share through an increased focus on sales and a solid reputation for parts and service. Astec is optimistic about future prospects and plans to continue to position itself to take full advantage of opportunities both domestically and abroad.


A.
B.



Astec, Inc. facility in Chattanooga, Tennessee, USA

A. Astec relocatable asphalt plants provide the capacity of a full-size plant with lower set-up cost.
B. The prototype for the Astec wood pellet plant operating at the Chattanooga, TN facility.
C. The Dillman Unidrum™ asphalt plant is offered in both portable and stationary arrangements.
D. The highly portable Astec Self-Erecting Bin for portable asphalt plants.
E. Double Barrel™ aggregate dryer/mixer for asphalt plants.
F. All Astec control systems are designed and built in house.

Asphalt Group

Portable Asphalt Plants
Relocatable Asphalt Plants
Stationary Asphalt Plants
Soil Remediation Equipment
Wood Pellet Processing Plants
Concrete Plants
Control Systems

Located in Chattanooga, Tennessee, USA
Prairie Du Chien, Wisconsin, USA




C.


D.
ASTEC
SIX PACK


E.


F.


ASTEC
An Astec Industries Company

Heatec, Inc.



Heatec, Inc. (Heatec) manufactures, sells and services a broad line of heaters, liquid storage tanks and related products. These products are used mostly at facilities of producers and manufacturers. Key users are hot-mix asphalt (HMA) plants, asphalt terminals, emulsion terminals and concrete producers. Other key users include oil and gas producers, chemical producers, food producers, roofing manufacturers, power plants, etc.

Heatec equipment is often used in building new asphalt storage terminals and emulsion plants. The company builds much of the equipment for these facilities and provides related mechanical design and electrical engineering expertise in assisting with the customer's on-site installation. Heatec polymer blending systems are also used at numerous terminals for making Polymer Modified Asphalt Cement.

Industrial heaters, unrelated to asphalt, make up a large share of the products Heatec produces. Customers for their industrial heaters are mainly chemical and fossil fuels industries. Heatec builds and delivered a variety of large heaters for the gas and oil industry.

Heatec's Firestorm heaters are also proving to be well suited for other industries. The company has orders for smaller versions of these heaters for use by food producers.

Heatec has also developed and delivered a new style of heater for barges and a new type of portable asphalt barrel melter for the U. S. Army. The Army project includes a special version of their Helitank™, which combines an asphalt heater and storage tank.


A.
B.
HEATEC
CONSOL



Heatec facility located in Chattanooga, Tennessee, USA

A. New style of Heatec heater for inland waterway barges.

B. Large Firestorm™ direct-contact water heater.

C. Heli-Tank™ unit combines a hot oil heater with a portable heated asphalt storage tank. Sizes vary from 10,000 - 35,000 gallons.

D. Stationary heater for the oil and gas industry.

E. Rubber blending system mixes polymer with liquid asphalt to make PMAC (Polymer Modified Asphalt Cement).

F. Portable heater for the oil and gas industry.

Asphalt Group

Hot Oil Heaters
Industrial Heaters
Direct Contact Water Heaters
Asphalt and Fuel Tanks
Polymer Blending Systems
Steam Generators
Asphalt Terminals
Asphalt Emulsion Plants

Located in Chattanooga, Tennessee, USA




C.


D.
HEATEC


E.


F.


HEATEC
an Astec Industries Company

CEI Enterprises, Inc.



CEI Enterprises, Inc. (CEI) founded in 1969, is a well known market leader in production, design and service of asphalt heating and storage systems, asphalt-rubber blending systems and fuel handling systems. The company's product offerings extend well beyond its core market of hot mix asphalt, into other industries including oil & gas refining, chemical processing, and industrial fabrication.

Based in Albuquerque, New Mexico, CEI regularly meets the challenges of designing production equipment to meet increasingly stringent air quality regulations in the American West. The resourcefulness and adaptability of CEI's engineering and manufacturing capabilities have propelled CEI to the forefront of producing high-efficiency, low-emission equipment.

CEI is a market leader in asphalt-rubber blending systems. These systems utilize ground rubber from recycled tires blended with liquid asphalt (bitumen) to produce better-quality, safer, and longer lasting roads. CEI asphalt-rubber systems are among the most technologically advanced, lowest-emission, easiest to use and best-supported in the world.

CEI's other core products include thermal oil heaters, heat transfer systems, storage tanks for liquid asphalt and fuel oils and emissions control equipment. Typically these products are used together at hot mix asphalt plants to heat, store and circulate liquid asphalt and fuel oils sent to other production equipment. CEI emissions control equipment greatly reduces "blue smoke" and other emissions to protect air quality.


A.
B.



CEI facility located in Albuquerque, New Mexico, USA

A. Asphalt-Rubber blending system mixes ground tire rubber with liquid asphalt (bitumen).
B. Two-heater thermal oil heating and circulation system used at a chemical processing facility.
C. Asphalt-Rubber reaction tank allows blended mixture to react for a specified time before use.
D. Vertical asphalt storage tanks at a hot mix asphalt plant.
E. CEI Thermal oil heaters are available in multiple sizes for a variety of applications.
F. Two-heater thermal oil heating and circulation system used at an asphalt terminal.

Located in Albuquerque, New Mexico, USA



Asphalt Group

Asphalt Rubber Blending Systems
Hot Oil Heaters
Asphalt Storage Tanks
Heavy Fuel Preheaters
Emission Control Equipment
Liquid Additive Systems



C.



D.



E.





CEI ENTERPRISES
An Astec Industries Company

Roadtec, Inc.



Founded in 1981, Roadtec, Inc. (Roadtec) began as a manufacturer of asphalt pavers. Today, Roadtec offers an extensive product line, including cold planers, soil stabilizers, brooms and the latest in pavement placement technology with its Shuttle Buggy® material transfer vehicle.

Roadtec's reputation of customer service and dependability grew in 2012 with the release of the Guardian™ Remote Telematics System. The Guardian system allows owners of Roadtec equipment to connect to their machine remotely through a cellular signal. Guardian offers the ability to remotely monitor and troubleshoot machines, which are invaluable advantages in terms of production and cost savings. The Guardian Remote Telematics system is truly a cutting edge feature that is unseen with other equipment brands.

A recent addition to the Roadtec product line is the SX-4e soil stabilizer. This machine is entering a market that has witnessed rapid growth in the last three years. The various applications of soil stabilizers are growing in popularity across the globe, and the SX-4e is designed to excel in each of those applications.

Well respected products and innovative technology reinforce Roadtec's optimism for 2013. Moving forward, Roadtec hopes to continue market share growth both domestically and internationally.


A.
B.
RX-600e
RP-190e
ROADTEC



Roadtec facility located in Chattanooga, Tennessee, USA

A. New RX-600e Milling Machine offers increased production, lower fuel consumption and remote diagnostics for better profitability.

B. RP-190e is a powerful rubber-tired paver made for highway work with the latest emissions standards.

C. SB-2500e Shuttle Buggy® material transfer vehicle can store, remix and transfer hot-mixed asphalt material from a truck to a paver for improved pavement life.

D. RP-195e asphalt paver is designed for highway work and has noise levels that are among the lowest in the industry thanks to variable speed fans.

E. SX-4e soil stabilizer/reclaimer improves structural capacity of roadways.

F. FB-85 front-mounted broom is designed to have significantly lower operating costs than other brooms.

Mobile Asphalt Paving Group

Milling Machines

Commercial Class Asphalt Pavers

Highway Class Asphalt Pavers

Material Transfer Vehicles

Cold In Place Asphalt Recyclers

Self-Propelled Brooms

Located in Chattanooga, Tennessee, USA




D.
RP-195e
ROADTEC


C.


E.


F.


ROADTEC
An Astec Industries Company

Carlson Paving Products, Inc.



Carlson Paving Products, Inc. (Carlson) the leader in screed technology for over 25 years, continues its upward march in the highway class asphalt industry. With its offering of five individually unique highway class screeds, and the ability of to be attached to highway class pavers that are built by the six major tractor manufacturers in the world, Carlson's product line up has maintained a dominant market share of this important infrastructure building community.

Engineered, designed and supported by the industry's most qualified personnel, Carlson products have been able to dominate a very demanding market segment.

Acquired by Astec Industries in 2000, Carlson has enjoyed continued growth in the commercial paving market. With the introduction of the CP 90, a heavy duty commercial class paver, Carlson provides an excellent alternative of high quality and longer life cycle to a very important segment of the industry that has been long overlooked.

Carlson continues its partnership with leaders in the tractor manufacturing industry by offering a strong line of attachments designed to improve safety and the durability of roads to the motoring public and maximize road dollars spent worldwide. With unmatched support and technical knowledge, Carlson and its customer base of top OEM paver manufacturers, dealers and paving contractors will continue to bring innovative changes to the asphalt industry.


A.
B.



Carlson Paving facility located in Tacoma, Washington, USA

A. Carlson's EZ IV Asphalt Screed.

B. The Safety Edge end gate attachment made for all Carlson screeds, as well as all other manufacturer's screeds, produces a compacted and extruded road edge at a 30 degree angle for greater public safety.

C. Carlson CP-90 heavy duty commercial class asphalt paver.

D. Carlson's newly designed rear mount asphalt screed.

E. Windrow Pick-Up Machines transfer asphalt mix from windrows on the ground to the hopper of the paver for continuous paving.

F. Carlson Screeds are engineered for many applications including extra wide paving.

Mobile Asphalt Paving Group

Asphalt Paving Screeds

Commercial Class Asphalt Pavers

Windrow Pick-Up Machines


Located in Tacoma, Washington, USA


D.


C.


E.


F.


CARLSON

Astec Mobile Machinery GmbH



Astec Mobile Machinery GmbH (AMM) designs and manufactures paving products, paver screeds and road wideners. These products are designed to bring fresh engineering ideas into the roadbuilding process. AMM's experienced engineers are well versed in the specific roadbuilding requirements in Europe and Asia. AMM's products are designed for high production quality, operator ergonomics and compact design. They fullfil the latest technology standards.

The European and Asian road specifications call for paver screeds that have a high pre-compaction mechanism and good heat insulation to produce a homogeneous, even mat surface. High density paver screeds like the AMM TT 2550 produce an initial compaction above 90% of final density directly behind the paver.

Together with Roadtec's engineering and marketing division, AMM is integrating the Shuttle Buggy® SB 2500 into foreign markets. These Material Transfer Vehicles (MTV) and the new paver generation with precompacting screeds, will bring road construction, and specifically the resurfacing specifications to a new level. In addition, Roadtec's cold planers are adapted to the European market by means of adding a European package, like milling drums and operator specific requirements. At the beginning of 2013 the new RP 2505 paver designed for the European market will become the first integrated engineering project between Roadtec and AMM. The track-mounted paver will get the TT 2550 high density screed.


A.
B.



Astec Mobile Machinery facility located in Hameln, Germany

A. Roadtec Shuttle Buggy® material transfer vehicle can store and transfer asphalt material from a truck to a paver for continuous paving.

B. Asphalt paving screed.

C. New RX-600e Milling Machine offers increased production, lower fuel consumption and remote diagnostics for better profitability.

D. Roadtec Shuttle Buggy® material transfer vehicle.

E. Road Widener BF 400.

F. Roadtec FB-85 front-mounted broom.

Mobile Asphalt Paving Group

Material Transfer Vehicle
Asphalt Pavers - Asphalt Screeds
Milling Machines
Cold-In-Place Recyclers
Front Mounted Brooms
Road Wideners



Located in Hameln, Germany


D.
GEHRKEN


C.
RX-600e
ROADTEC


E.
BF 400
ASTEC


F.


ASTEC
MOBILE MACHINERY GmbH

Astec Underground, Inc.



Astec Underground, Inc. manufactures the GEFCO VR-500, a vertical rig for oil and gas drilling. The VR-500 features 500,000 lbs (2.26 tonnes) of thrust and pullback force with a small jobsite footprint. The rig, powerpacks, driller's cabin, and pipe handler can be transported in only 10 loads for quick setup. The unit is easily operated by two to three crew members.

The VR-500 provides optimum bit load from initial surface contact throughout the entire drilling operation. Operators can immediately start a horizontal curve after surface penetration, which allows greater access to shallow formations. The VR-500 can drill at extremely shallow depths since it uses rack and pinion thrust rather than gravity to load the drill bit. In 2012, the company introduced the Astec DP 2000 Double Pumper, a high-pressure, high-volume double fluid pumper for servicing natural gas or petroleum wells. The 1,900-horsepower unit is capable of a maximum discharge pressure of 15,000 psi and a maximum flow rate of 19.6 barrels per minute @3734 psi. It debuted to the public at the Permian Basin International Oil Show in Odessa, Texas in October, 2012. The company is exploring the development of companion products for well servicing.

The company also manufactures equipment to meet the needs of customers involved in energy and mining. The Astec Surface Miner is recognized for high performance and durability in hard rock and mass excavation situations. It is useful in a number of open-cut mining, selective mining and quarry applications. It can quickly and efficiently cut haul roads and prepare sites for drill setup or building construction.


A.
B.



Astec Underground facility located in Loudon, Tennessee, USA

A. In 2012, Astec Underground, Inc. introduced the Astec DP 2000 Double Pumper, a high-pressure high-volume double fluid pumper for cleaning and stimulating natural gas or petroleum wells.

B. The double fluid pumper utilizes two 1,000-hp (745.7 kW) quintuplex pumps driven by a pair of Caterpillar C-27 turbocharged diesel engines producing 950 hp (708.4 kW) each 1,900 hp (1,416.8 kW) total.

C. VR-500 vertical drilling rig operating in New Zealand.

D. VR-500 vertical drilling rig for oil and gas.

E. The pumps on the double pumper can operate in tandem or independently to ensure the ability to pump in the event of component failure or while conducting routine maintenance.

F. VR-500 vertical drilling rig.

Underground Group

Fluid Pump Trailers

Drills for Oil and Gas

Located in Loudon, Tennessee, USA




D.


C.


E.


F.


ASTEC™
UNDERGROUND
An Astec Industries Company

GEFCO, Inc.



GEFCO, Inc. (GEFCO) is a world leader in the design and manufacture of portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, mining and shallow oil and gas exploration and production industries. For more than 81 years, GEFCO has provided rugged and dependable equipment that has been delivered to over 100 countries. Today GEFCO continues its long tradition of providing the highest quality drilling equipment and service available in the marketplace. GEFCO's primary focus is meeting the needs and expectations of its customers and the industries that they serve.

Headquartered in the United States, GEFCO's 375,000 square foot facility located in Enid, Oklahoma, includes a fully-integrated machine shop, fabrication and weld shop, assembly, painting and testing facility.

GEFCO also designs and manufactures rotary drilling swivels, hydraulic power swivels, elevator links in 150 ton to 350 ton sizes and other handling equipment for the drilling industry. These products are marketed under the very popular name King Oil Tools.


A.
B.



GEFCO facility located in Enid, Oklahoma, USA

A. GEFCO 30K Top Head Drive Drilling Rig operating in North Carolina.
B. GEFCO 30K Top Head Drive Drilling Rig operating in Oklahoma.
C. GEFCO 4540 Top Head Drive Drilling Rig.
D. GEFCO 30K Top Head Drive Drilling Rig.
E. GEFCO 30K Top Head Drive Drilling Rig.
F. GEFCO 50K Top Head Drive Drilling Rig.

Underground Group

Portable Drilling Rigs

Rotary Drilling Swivels

Drilling Equipment

Located in Enid, Oklahoma, USA



D.



C.



E.



F.



GEFCO

FAILING • SPEEDSTAR • KING OIL TOOLS

An Astec Industries Company

Peterson Pacific Corp.



Peterson Pacific Corp. (Peterson) is a Eugene, Oregon based manufacturer of grinders, chippers, debarkers, screens, and blower trucks that serve a wide variety of markets. The company has 110,000 square feet of modern manufacturing space with a capable and innovative engineering group. Peterson machines are sold and supported through a worldwide network of distributors and direct sales and service representatives.

Peterson Horizontal Grinders reduce wood, low value logs and other organic materials. The reduced material is used in the compost, mulch and biomass energy markets. Peterson grinders can also reduce certain construction and demolition materials such as asphalt shingles that can then be recycled and used in hot mix asphalt paving. Peterson drum and disc chippers and debarkers are used to produce wood chips for pulp and paper production as well as biomass energy markets. Peterson blower trucks and trailers are used to broadcast compost and mulch for landscaping and erosion control. Peterson deck screens are used for classifying materials to maximize the value of each product. Many Peterson machines are available in either electric or diesel power depending on the application. For increased mobility at a job site, both tracked and wheeled versions of many of their products are available.

2012 showed growth in the biomass markets and Peterson introduced their new 4310B drum chipper for high volume biomass production. For jobs that demand the ability to produce clean pulp and paper wood chips, Peterson also introduced the 5900E Disc Chipper and 4800F Chain Flail Debarker.


A.
B.



Peterson facility in Eugene, Oregon, USA

A. 5710C Track Mounted Horizontal Grinder for high production waste wood grinding with the flexibility of track mounting.

B. 4310B track mounted drum chipper designed for mobility and high volume biomass production.

C. 2710C Track Mounted Horizontal Grinder is Peterson's most portable grinder.

D. 5710C Track Mounted Horizontal Grinder for high production waste wood grinding with the flexibility of track mounting.

E. 5900EL Extended Length Whole Tree Disc Chipper features a feed deck for high volume whole tree chipping.

F. Peterson's 6830 Debarker coupled with the 7900EL offers a complete plant solution.

Located in Eugene, Oregon, USA



Other Group

Whole Tree Chippers

Whole Tree Debarkers

Horizontal Grinders

Blower Trucks and Trailers

Screening Equipment


C.


D.


E.


F.



Peterson
an Astec Industries Co.

Astec Australia PTY LTD



Committed to delivering quality equipment, exceptional service and growth, Astec Australia PTY LTD (Astec Australia) continues to increase operations in Australia and New Zealand for the Astec Industries family of companies.

Astec Australia experienced further solid growth in 2012, securing more customers, reaching new areas and offering a greater range of products and services.

Key advancements include the addition of customized highly portable asphalt facilities from Astec's Asphalt Group, with full compliance to Australian transport and road regulations. The close of 2012 saw multiple highly portable facilities operating in Australia with strong interest from customers and solid prospects for further product growth in 2013.

The Aggregate and Mining Group benefited from Astec Australia's commitment to diversification with sales for 2012 for this group being almost double that achieved in 2011. Astec Australia continued to build its sales, service and after market capability for Johnson Crushers International, Kolberg-Pioneer, Astec Mobile Screens, Telsmith, Breaker Technology and Osborn.

2012 saw another step in the expansion of Astec Australia's operations with the opening of a sales and service center in Victoria providing the business with warehouse and service capability in the South East of Australia.

In 2013, Astec Australia will continue to develop business opportunities for the Astec Industries Family of Companies, maintaining its asphalt and paving focus while building on its good entry into the aggregate and mining industry.


A.
B.
RX 700
ROADTEC



Astec Australia facility, Queensland, Australia

A. Astec's highly portable, self-erecting Six Pack® asphalt plant.
B. Roadtec RX 700 half-lane milling machine.
C. KPI Fast Trax 425 processing RAP.
D. Astec New Generation long term storage silos.
E. Aggregate screen installation.
F. Astec Australia provides service for the equipment it sells.

Located in Acacia Ridge, Queensland, Australia



Other Group

Representing: Astec and Dillman
Heatec and CEI Enterprises
Roadtec
Carlson Paving Products
Breaker Technology
Telsmith
Astec Underground
Osborn Engineered Products
KPI-JCI and Astec Mobile Screens


C.
KPI-JCI


D.
ASTEC
AUSTRALIA
EMAC


E.


F.
ASTEC


ASTEC
AUSTRALIA
An Astec Industries Company

Board of Directors



Front row, left to right:

William G. Dorey
Former Chief Executive Officer and President of Granite Construction, Inc.
Member - Nominating and Corporate Governance Committee
Member - Compensation Committee

William B. Sansom
Chairman of the Board and Chief Executive Officer of The H.T. Hackney Co.
Member - Audit Committee
Member - Nominating and Corporate Governance Committee Lead Independent Director

J. Don Brock, PhD
Chairman of the Board and Chief Executive Officer of Astec Industries, Inc.
Chairman - Executive Committee

William D. Gehl
Former Chairman of the Board and Chief Operating Officer of Gehl Company
Chairman - Compensation Committee
Member - Audit Committee

James B. Baker
Managing Partner of River Associates Investments, LLC
Member - Audit Committee
Member - Compensation Committee

Back row, left to right:

W. Norman Smith
President and Chief Operating Officer of Astec Industries, Inc.
Member - Executive Committee

Phillip E. Casey
Former Chairman of the Board of Gerdau Ameristeel Corporation
Member - Audit Committee
Member - Compensation Committee

Daniel K. Frierson
Chairman of the Board and Chief Operating Officer of the Dixie Group, Inc.
Member - Executive Committee
Chairman - Nominating and Corporate Governance Committee

Glen E. Tellock
Chairman of the Board, President and Chief Executive Officer of The Manitowoc Company, Inc.
Chairman - Audit Committee
Member - Nominating and Corporate Governance Committee

2012

Corporate Executive Officers



J. Don Brock PhD
Chairman of the Board and CEO



W. Norman Smith
President and COO



Richard A. Patek
Group Vice President
Aggregate & Mining Group



Joseph P. Vig
Group Vice President
AggReCon Group



Richard J. Dorris
Group Vice President
Energy Group



Benjamin G. Brock
Group Vice President
Asphalt Group



David C. Silvious
Vice President, CFO and Treasurer



Stephen C. Anderson
V.P. of Administration, Corporate Secretary and Director of Investor Relations



Robin A. Leffew
Corporate Controller

Not pictured: Thomas R. Campbell
Group Vice President, Mobile Asphalt Paving and Underground Group

Other Information

Transfer Agent	Computershare 480 Washington Blvd., Jersey City, NJ 07310 800.617.6437, www.bnymellon.com/shareowner/equityaccess
Stock Exchange	NASDAQ, National Market - ASTE
Auditors	Ernst & Young LLP, Chattanooga, TN
General Counsel and Litigation	Chambliss, Bahner & Stophel, P.C., Chattanooga, TN
Securities Counsel	Alston & Bird LLP, Atlanta, GA
Investor Relations	Stephen C. Anderson, Director, 423.553.5934
Corporate Office	Astec Industries, Inc., 1725 Shepherd Road, Chattanooga, TN 37421 Ph 423.899.5898, Fax 423.899.4456, www.astecindustries.com

The form 10-K, as filed with the Securities and Exchange Commission, may be obtained at no cost by any shareholder upon written request to Astec Industries, Inc., Attention Investor Relations.

The Company's Code of Conduct is posted at www.astecindustries.com.

The Annual Meeting will be held on April 25, 2013 at 10:00 A.M., EST in the Training Center at Astec, Inc. located at 4101 Jerome Avenue, Chattanooga, TN 37407.

FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except as noted*)

	2012	2011	2010	2009	2008
Consolidated Statement of Income Data					
Net sales	$936,273	$908,641	$737,084	$698,056	$891,328
Gross profit[1]	206,939	210,492	174,585	146,877	211,397
Gross profit %	22.1%	23.2%	23.7%	21.0%	23.7%
Selling, general and administrative expenses[2]	136,323	132,371	109,354	100,651	115,626
Goodwill and other intangible asset impairment charge[3]	--	--	--	17,036	--
Research and development	20,520	20,764	15,987	16,257	16,908
Income from operations	50,096	57,357	49,244	12,933	78,863
Interest expense	339	190	339	532	850
Other income (expense), net[4]	1,783	1,082	632	1,118	6,240
Net income from continuing operations	33,589	39,795	33,841	5,186	54,933
Income (loss) from discontinued operations, net of tax	3,401	225	(1,269)	(2,080)	8,363
Gain on sale of subsidiary, net of tax	3,378	--	--	--	--
Net income	40,368	40,020	32,572	3,106	63,296
Net income attributable to controlling interest	40,207	39,918	32,430	3,068	63,128
Earnings (loss) per common share*					
Net income attributable to controlling interest from continuing operations					
Basic	1.47	1.76	1.50	.23	2.46
Diluted	1.45	1.73	1.48	.23	2.43
Income (loss) from discontinued operations					
Basic	.30	.01	(.06)	(.09)	.38
Diluted	.29	.01	(.06)	(.09)	.37
Net income attributable to controlling interest					
Basic	1.77	1.77	1.44	0.14	2.83
Diluted	1.74	1.74	1.42	0.14	2.80
Consolidated Balance Sheet Data					
Working capital	$355,497	$331,532	$317,395	$278,058	$251,263
Total assets	724,565	716,883	649,639	590,901	612,812
Total short-term debt	--	--	--	--	3,427
Long-term debt, less current maturities	--	--	--	--	--
Total equity	547,998	529,183	492,806	452,260	440,033
Cash dividends declared per common share*	1.00	--	--	--	--
Book value per diluted common share at year-end*	23.70	23.00	21.56	19.89	19.45

[1] 2011 Gross profit includes charges of $2,162,000 related to sale of utility product line assets in the Underground Group.

[2] 2011 Selling, general and administrative expenses include an impairment charge of $2,304,000 related to aviation equipment classified as held for sale during 2011.

[3] 2009 includes impairment charges, primarily goodwill, of $17,036,000, or $15,022,000 after tax.

[4] During 2008, the Company sold certain equity securities for a pre-tax gain of $6,195,000.

SUPPLEMENTARY FINANCIAL DATA

(in thousands, except as noted*)

Quarterly Financial Highlights (Unaudited)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012[1]	Net sales	$251,967	$238,275	$218,391	$227,640
	Gross profit	58,597	53,061	47,215	48,066
	Net income from continuing operations	12,024	9,581	6,582	5,402
	Income from discontinued operations	234	848	318	5,379
	Net income	12,258	10,429	6,900	10,781
	Net income attributable to controlling interest	12,245	10,366	6,852	10,744
	Earnings per common share*				
	Net income attributable to controlling interest from continuing operations:				
	Basic	0.53	0.41	0.29	0.24
	Diluted	0.52	0.41	0.29	0.23
	Income from discontinued operations:				
	Basic	0.01	0.04	0.01	0.24
	Diluted	0.01	0.04	0.01	0.23
	Net income attributable to controlling interest:				
	Basic	0.54	0.46	0.30	0.47
	Diluted	0.53	0.45	0.30	0.47
2011[1]	Net sales	$224,389	$231,052	$199,907	$253,293
	Gross profit	54,641	58,476	43,326	54,049[3]
	Net income from continuing operations	11,409	13,187	6,849	8,349
	Income (loss) from discontinued operations	(1,251)	918	915	(357)
	Net income	10,158	14,105[2]	7,764	7,992[2]
	Net income attributable to controlling interest	10,144	14,086[2]	7,723	7,964[2]
	Earnings (loss) per common share*				
	Net income attributable to controlling interest from continuing operations:				
	Basic	0.51	0.58	0.30	0.37
	Diluted	0.50	0.57	0.30	0.36
	Income (loss) from discontinued operations:				
	Basic	(0.06)	0.04	0.04	(0.02)
	Diluted	(0.05)	0.04	0.04	(0.02)
	Net income attributable to controlling interest:				
	Basic	0.45	0.62	0.34	0.35
	Diluted	0.44	0.61	0.34	0.35
Common Stock Price*					
2012 High		$40.68	$37.12	$34.10	$33.47
2012 Low		32.60	26.48	27.01	26.09
2011 High		$37.41	$39.97	$39.54	$35.68
2010 Low		29.78	33.74	28.20	26.53

[1] The Company sold American Augers, Inc. on November 30, 2012. The results of operations and the gain on the sale of American Augers are presented as discontinued operations for all periods presented. As a result, the quarterly financial data varies from the amounts previously reported on the Form 10-Qs filed for such quarters. See Note 21, Discontinued Operations, for additional information regarding the sale of American Augers.

[2] Impairment charges of $2,170,000 in the second quarter of 2011 and $134,000 in the fourth quarter of 2011 were included in selling and general administrative expense related to aviation equipment classified as available for sale.

[3] Gross profit in the fourth quarter of 2011 includes charges of $2,162,000 related to sale of the utility product line in the Underground Group.

The Company's common stock is traded in the Nasdaq National Market under the symbol ASTE. Prices shown are the high and low sales prices as announced by the Nasdaq National Market. The Company paid a special one-time dividend of $1.00 per share on its common stock in 2012. As determined by the proxy search on the record date, the number of holders of record is approximately 300.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding forward-looking statements, see "Forward-looking Statements" on page 64.

Overview

Astec Industries, Inc. (the "Company") is a leading manufacturer and seller of equipment for road building, aggregate processing, geothermal, water and oil and gas and wood processing. The Company's businesses:

- design, engineer, manufacture and market equipment that is used in each phase of road building, including quarrying and crushing the aggregate to producing asphalt or concrete, recycling old asphalt or concrete and applying the asphalt;
- design, engineer, manufacture and market additional equipment and components, including geothermal drilling, oil and natural gas drilling, industrial heat transfer, wood chipping and grinding, wood pellet processing; and
- manufacture and sell replacement parts for equipment in each of its product lines.

The Company has 15 manufacturing companies, 14 of which fall within four reportable operating segments, which include the Asphalt Group, the Aggregate and Mining Group, the Mobile Asphalt Paving Group and the Underground Group. The business units in the Asphalt Group design, manufacture and market a complete line of asphalt plants and related components, heating and heat transfer processing equipment and storage tanks for the asphalt paving and other unrelated industries including energy production, concrete mixing plants and wood pellet processing equipment. The business units in the Aggregate and Mining Group design, manufacture and market equipment for the aggregate, metallic mining and recycling industries. The business units in the Mobile Asphalt Paving Group design, manufacture and market asphalt pavers, material transfer vehicles, milling machines, stabilizers and screeds. The business units in the Underground Group design, manufacture and market portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, geothermal, mining and shallow oil and gas exploration and production industries. The Company also has one other category that contains the business units that do not meet the requirements for separate disclosure as an operating segment. The business units in the Other category include Peterson Pacific Corp. ("Peterson"), Astec Australia Pty Ltd ("Astec Australia"), Astec Insurance Company ("Astec Insurance" or "the captive") and Astec Industries, Inc., the parent company. Peterson designs, manufactures and markets whole-tree pulpwood chippers, horizontal grinders and blower trucks. Astec Australia markets and installs equipment, services and provides parts for many of the products produced by the Company's manufacturing companies. Astec Insurance is a captive insurance company.

The Company's financial performance is affected by a number of factors, including the cyclical nature and varying conditions of the markets it serves. Demand in these markets fluctuates in response to overall economic conditions and is particularly sensitive to the amount of public sector spending on infrastructure development, privately funded infrastructure development, changes in the price of crude oil, which affects the cost of fuel and liquid asphalt, and changes in the price of steel.

In August 2005, President Bush signed into law the Safe, Accountable, Flexible and Efficient Transportation Equity Act - A Legacy for Users ("SAFETEA-LU"), which authorized appropriation of $286.5 billion in guaranteed federal funding for road, highway and bridge construction, repair and improvement of the federal highways and other transit projects for federal fiscal years October 1, 2004 through September 30, 2009. The Company believes that federal highway funding such as SAFETEA-LU influences the purchasing decisions of the Company's customers who are more comfortable making purchasing decisions with such legislation in place. Federal funding provides for approximately 25% of all highway, street, roadway and parking construction in the United States.

SAFETEA-LU funding expired on September 30, 2009 and federal transportation funding operated on short-term appropriations through March 17, 2010. On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment (HIRE) Act. This law extended authorization of the surface transportation programs previously funded under SAFETEA-LU through December 31, 2010 at 2009 levels. In addition, the HIRE Act authorized a one-time transfer of $19.5 billion from the general fund to the highway trust fund related to previously foregone interest payments. It also shifted the cost of fuel tax exemptions for state and local governments from the highway trust fund to the general fund, which is estimated to generate an anticipated

$1.5 billion annually, and allows the highway trust fund to retain interest earned on future unexpended balances. The U.S. Congress funded federal transportation expenditures for the fiscal year ending September 30, 2011 at the 2010 level of $41.1 billion, and it approved short-term funding of federal transportation expenditures for the six-month period ending on March 31, 2012 at the same levels.

In July 2012, President Obama signed into law the "Moving Ahead for Progress in the 21st Century Act" ("Map-21"), which authorizes $105 billion of federal spending on highway and public transportation programs through fiscal year 2014. Map-21 is the first long-term highway legislation enacted since 2005 and continues federal highway and transit funding at 2012 levels with modest increases for inflation. Although the Company believes Map-21 will help stabilize the federal highway program in the near term, the Company believes a longer multi-year highway program would have the greatest positive impact on the road construction industry and allow its customers to plan and execute longer-term projects. The level of future federal highway construction is uncertain and any future funding may be at lower levels than in the past.

Several other countries have implemented infrastructure spending programs to stimulate their economies. The Company believes these spending programs have had a positive impact on its financial performance; however, the magnitude of that impact cannot be determined.

The public sector spending described above is needed to fund road, bridge and mass transit improvements. The Company believes that increased funding is unquestionably needed to restore the nation's highways to a quality level required for safety, fuel efficiency and mitigation of congestion. In the Company's opinion, amounts needed for such improvements are significantly greater than amounts approved to date, and funding mechanisms such as the federal usage fee per gallon of gasoline, which has not been increased in 20 years, would likely need to be increased along with other measures to generate the funds needed.

In addition to public sector funding, the economies in the markets the Company serves, the price of oil and its impact on customers' purchasing decisions and the price of steel may each affect the Company's financial performance. Economic downturns generally result in decreased purchasing by the Company's customers, which, in turn, causes reductions in sales and increased pricing pressure on the Company's products. Rising interest rates also typically negatively impact customers' attitudes toward purchasing equipment. The Federal Reserve has maintained historically low interest rates in response to the current economic downturn; however interest rates may increase in 2013.

Significant portions of the Company's revenues relate to the sale of equipment involved in the production, handling, recycling or installation of asphalt mix. Liquid asphalt is a by-product of oil production. An increase in the price of oil increases the cost of asphalt, which is likely to decrease demand for asphalt and therefore decrease demand for certain Company products. While increasing oil prices may have a negative financial impact on many of the Company's customers, the Company's equipment can use a significant amount of recycled asphalt pavement, thereby mitigating the effect of increased oil prices on the final cost of asphalt for the customer. The Company continues to develop products and initiatives to reduce the amount of oil and related products required to produce asphalt mix. Oil price volatility makes it difficult to predict the costs of oil-based products used in road construction such as liquid asphalt and gasoline. The Company's customers appear to be adapting their prices in response to the fluctuating oil prices, and the fluctuations did not appear to significantly impair equipment purchases in 2012. The Company expects oil prices to continue to fluctuate in 2013. Minor fluctuations in oil prices should not have a significant impact on customers' buying decisions. However, political uncertainty in oil producing countries, interruptions in oil production due to disasters, whether natural or man-made, or other economic factors could significantly impact oil prices which could negatively impact demand for the Company's products.

Contrary to the negative impact of higher oil prices on many of the Company's products as discussed above, sales of several of the Company's products, including products manufactured by the Underground Group, which are used to drill for oil and natural gas, would benefit from higher oil and natural gas prices, to the extent that such higher prices lead to further development of oil and natural gas production. The Company believes further development of domestic oil and natural gas production capabilities is needed and would positively impact the domestic economy and the Company's business.

Steel is a major component in the Company's equipment. Moderate steel price increases occurred during the fourth quarter of 2012. Steel demand appears relatively weak for the first quarter of 2013 with short mill lead times for most products. Management expects demand to strengthen ahead of the second quarter, and as a result of this trend, expects steel prices to increase moderately as mill lead times return to more seasonably normal levels. It is uncertain, however, if these trends will continue throughout the remainder of 2013. The Company continues to utilize forward-looking contracts coupled with advanced steel purchases to minimize the impact of increased steel prices. The Company will continue to review the trends in steel prices in future months and establish future contract pricing accordingly.

In addition to the factors stated above, many of the Company's markets are highly competitive, and its products compete worldwide with a number of other manufacturers and dealers that produce and sell similar products. During 2010, 2011 and a portion of 2012 a weak dollar, combined with improving economic conditions in certain foreign economies, had a positive impact on the Company's international sales. The Company expects the dollar to remain weak in the near-term relative to most foreign currencies; however, increasing domestic interest rates or weakening economic conditions abroad could cause the dollar to strengthen, which could negatively impact the Company's international sales.

In the United States and internationally, the Company's equipment is marketed directly to customers as well as through dealers. During 2012, approximately 75% to 80% of equipment sold by the Company was sold directly to the end user. The Company expects this ratio to remain relatively consistent through 2013.

The Company is operated on a decentralized basis and there is a complete management team for each operating subsidiary. Finance, insurance, legal, shareholder relations, corporate accounting and other corporate matters are primarily handled at the corporate level (i.e., Astec Industries, Inc., the parent company). The engineering, design, sales, manufacturing and basic accounting functions are all handled at each individual subsidiary. Standard accounting procedures are prescribed and followed in all reporting.

The non-union employees of each subsidiary have the opportunity to earn profit-sharing incentives in the aggregate of up to 10% of each subsidiary's after-tax profit if such subsidiary meets established goals. These goals are based on the subsidiary's return on capital employed, cash flow on capital employed and safety. The profit-sharing incentives for subsidiary presidents are normally paid from a separate corporate pool.

Results of Operations: 2012 vs. 2011

The following discussion and analysis refers to amounts as presented in the accompanying consolidated statements of income. The Company sold substantially all the assets and liabilities of American Augers, Inc. on November 30, 2012. The results of operations attributable to American Augers and the related gain on its sale (net of tax) are presented as discontinued operations and are excluded from all other categories on the consolidated statements of income. In our comparison between 2012 and 2011, statement of income amounts for 2011 have been restated to exclude the operating results of American Augers.

Net Sales

Net sales increased $27,632,000 or 3.0%, from $908,641,000 in 2011 to $936,273,000 in 2012. Sales are generated primarily from new equipment purchases made by customers for use in construction for privately funded infrastructure and public sector spending on infrastructure as well as equipment for the aggregate, mining, quarrying and recycle markets and the oil and gas and geothermal industries. The overall increase in sales for 2012 compared to 2011 reflects the strengthening economic conditions in domestic markets.

Domestic sales for 2012 were $572,522,000 or 61.1% of consolidated net sales compared to $543,527,000 or 59.8% of consolidated net sales for 2011, an increase of $28,995,000 or 5.3%. The overall increase in domestic sales for 2012 compared to 2011 reflects the strengthening economic conditions for the Company's products in the domestic market.

International sales for 2012 were $363,751,000 or 38.9% of consolidated net sales compared to $365,114,000 or 40.2% of consolidated net sales for 2011, a decrease of $1,363,000 or 0.4%. International sales remained relatively flat but still strong as a percentage of 2012 total sales due to strong economic conditions in the international markets the Company serves as well as the continued efforts of the Company to grow its international business.

Parts sales as a percentage of consolidated net sales increased 210 basis points to 26.3% in 2012 from 24.2% in 2011. In dollars, parts sales increased 11.8% to $245,851,000 in 2012 from $219,963,000 in 2011.

Gross Profit

Consolidated gross profit as a percentage of sales decreased 110 basis points to 22.1% in 2012 from 23.2% in 2011. The decrease in gross margin is partially due to the costs associated with the redesign of certain of our products as a result of the switch to Tier 4 engines mandated by the federal government as well as increased production costs associated with new products recently introduced to the market along with underutilization of plant capacity at certain of our facilities. Sales price increases lagging behind raw material price increases on the aged backlog of equipment orders and competitive pricing pressures also contributed to the decrease in gross profit as a percent of sales.

Selling, General and Administrative Expense

Selling, general and administrative expenses for 2012 were $136,323,000 or 14.6% of net sales, compared to $132,371,000 or 14.6% of net sales for 2011, an increase of $3,952,000 or 3.0%. The increase was primarily due to an increase in payroll and related expenses of $6,638,000, an increase in travel expenses of $1,501,000 and an increase in health insurance of $4,125,000. These expenses were offset by a decrease in expenses related to the triennial Con-Expo Show which took place in 2011 of $3,159,000, profit sharing expense of $1,911,000, the write down of aviation assets held for sale of $2,304,000 (2011 only) and stock based compensation expense of $1,548,000.

Research and Development

Research and development expenses decreased $244,000 or 1.2% to $20,520,000 in 2012 from $20,764,000 in 2011. During 2012 and 2011 the Company invested heavily in research and development across all segments for numerous new equipment offerings, including the continued development of a wood pellet processing plant.

Interest Expense

Interest expense in 2012 increased $149,000, or 78.4%, to $339,000 from $190,000 in 2011. The increase in interest expense in 2012 compared to 2011 related primarily to the increase in bank fees related to the Company's new line of credit agreement with Wells Fargo.

Interest Income

Interest income increased $262,000 or 29.7% to $1,145,000 in 2012 from $883,000 in 2011. The increase in interest income resulted from an increase in amounts invested in 2012 compared to 2011 and interest earned on notes receivable from customers.

Other Income (Expense), Net

Other income (expense), net was $1,783,000 in 2012 compared to $1,082,000 in 2011, an increase of $701,000 or 64.8% due to increased licensing fee income.

Income Tax

Income tax expense for 2012 was $22,892,000, compared to income tax expense of $19,281,000 for 2011. The effective tax rates for 2012 and 2011 were 36.2% and 32.5%, respectively. The primary reason for the increase in the effective tax rate from 2011 to 2012 is the unavailability of the research and development tax credit for 2012. Tax legislation passed in early 2013 will allow the Company to obtain a tax credit in 2013 based upon amounts expensed for research and development in 2012 in addition to the research and development costs expensed in 2013.

Net Income Attributable To Controlling Interest

The Company had net income attributable to controlling interest of $40,207,000 in 2012 compared to $39,918,000 in 2011 for an increase of $289,000, or 0.7%. Earnings per diluted share remained constant in 2012 and 2011 at $1.74. Weighted average diluted shares outstanding for the years ended December 31, 2012 and 2011 were 23,051,000 and 22,984,000, respectively. The increase in shares outstanding is primarily due to the vesting of restricted stock units and the exercise of stock options by employees of the Company.

Backlog

The backlog of orders at December 31, 2012 was $263,791,000 compared to $268,618,000 (adjusted for discontinued operations) at December 31, 2011, a decrease of $4,827,000, or 1.8%. The decrease in the backlog of orders was due to an increase in domestic backlog of $11,578,000 or 8.0% offset by a decrease in international backlog of $16,405,000 or 13.3%. The Asphalt Group backlog increased $24,053,000 or 20.8% from 2011. The Asphalt Group increase was domestic order related and is due to an order for a wood pellet processing plant. The Aggregate and Mining Group backlog decreased $10,139,000 or 10.3%. The decrease in backlog for the Aggregate and Mining Group occurred in both domestic and international orders. The Underground Group backlog decreased $7,438,000 or 34.8% from 2011 due to the decreased demand for units for the oil and gas industry in the latter part of 2012. The Mobile Asphalt Paving Group backlog decreased $1,884,000 or 30.6%. The Mobile Asphalt Paving Group typically operates with a smaller backlog than the other segments due to the nature of their products. The Company is unable to determine whether the decrease in backlogs was experienced by the industry as a whole.

Net Sales by Segment (in thousands)

	2012	2011	$ Change	% Change
Asphalt Group	$ 234,562	$ 260,404	$ (25,842)	(9.9%)
Aggregate and Mining Group	355,428	333,278	22,150	6.6%
Mobile Asphalt Paving Group	158,115	187,988	(29,873)	(15.9%)
Underground Group	82,802	37,683	45,119	119.7%
Other Group	105,366	89,288	16,078	18.0%

Asphalt Group: Sales in this group decreased to $234,562,000 in 2012 compared to $260,404,000 in 2011, a decrease of $25,842,000 or 9.9%. Domestic sales for the Asphalt Group decreased 8.9% in 2012 compared to 2011 due primarily to delayed approval of a federal long-term highway funding bill, which impacted orders that typically require a long production lead time, in addition to state budgetary concerns. The federal highway funding was passed in July 2012 but was well after most states let their jobs for construction in 2012. International sales for the Asphalt Group decreased 12.4% in 2012 compared to 2011. The decrease in international sales occurred primarily in Europe, the Middle East, post Soviet States and South America. Parts sales for the Asphalt Group remained flat in 2012 compared to 2011.

Aggregate and Mining Group: Sales in this group were $355,428,000 in 2012 compared to $333,278,000 in 2011, an increase of $22,150,000 or 6.6%. Domestic sales for the Aggregate and Mining Group increased 16.2% in 2012 compared to 2011 primarily due to improving economic conditions and improved demand related to infrastructure, particularly in the oil and gas producing regions of the country. International sales for the Aggregate and Mining Group decreased 1.3% in 2012 compared to 2011. The decrease in international sales occurred primarily in South America, Africa, and the Middle East. Parts sales for the Aggregate and Mining Group increased 7.6% in 2012 compared to 2011.

Mobile Asphalt Paving Group: Sales in this group were $158,115,000 in 2012 compared to $187,988,000 in 2011, a decrease of $29,873,000 or 15.9%. Domestic sales for the Mobile Asphalt Paving Group decreased 15.3% in 2012 over 2011. Domestic sales of equipment for this Group were negatively affected by the federal government mandated switch to Tier IV engines as well as increased competition from international manufacturers that had a longer transition time to implement the Tier IV engines on their imports to the U.S. market. The decrease in domestic sales for the Mobile Asphalt Paving Group is also due in part to the increase of available rental units in the market. International sales for the Mobile Asphalt Paving Group decreased 18.7% in 2012 compared to 2011. The decrease internationally occurred primarily in Canada, South America and Mexico. Parts sales for this group increased 4.5% in 2012.

Underground Group: Sales in this group were $82,802,000 in 2012 compared to $37,683,000 in 2011, an increase of $45,119,000 or 119.7%. Domestic sales for the Underground Group increased 177.4% in 2012 compared to 2011. International sales for the Underground Group increased 33.1% in 2012 compared to 2011. The increase in international sales occurred in Asia, South America, and Australia. Parts sales for the Underground Group increased 148.5% in 2012. GEFCO, which was acquired by the Company in the fourth quarter of 2011, accounted for $34,643,000 of the increase in the Underground Group's sales and positively impacted both domestic and international sales, including parts sales, of this Group.

Other Group: Sales for the Other Group were $105,366,000 in 2012 compared to $89,288,000 in 2011, an increase of $16,078,000 or 18.0%. Domestic sales for the Other Group, which are generated by Peterson Pacific Corp., increased 13.3% in 2012 compared to 2011. International sales for the Other Group, which are generated primarily by Astec Australia, increased 20.6% in 2012 compared to 2011. Astec Australia functions as a dealer for the Company's other subsidiaries and has increased its focus to sell, install and service equipment for the asphalt, aggregate and mining, mobile asphalt and underground construction markets of Australia. Parts sales for the Other Group increased 4.2% in 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Segment Profit (Loss) (in thousands)

	2012	2011	$ Change	% Change
Asphalt Group	$ 21,018	$ 29,310	$ (8,292)	(28.3%)
Aggregate and Mining Group	34,687	31,493	3,194	10.1%
Mobile Asphalt Paving Group	10,721	26,485	(15,764)	(59.5%)
Underground Group	(2,238)	(7,318)	5,080	69.4%
Other Group	(30,080)	(38,229)	8,149	21.3%

Asphalt Group: Profit for this group was $21,018,000 for 2012 compared to $29,310,000 for 2011, a decrease of $8,292,000 or 28.3%. This group had a decrease of $7,683,000 in gross profit compared to 2011 as a result of the $25,842,000 decrease in sales.

Aggregate and Mining Group: Profit for this group was $34,687,000 in 2012 compared to $31,493,000 in 2011, an increase of $3,194,000 or 10.1%. This group had an increase of $7,165,000 in gross profit during 2012 as a result of the $22,150,000 increase in sales. This gross profit increase was offset by increases of $3,761,000 in selling, general and administrative expenses, including payroll related expenses, travel expense, sales commission expense, and research and development expenses.

Mobile Asphalt Paving Group: Profit for this group was $10,721,000 in 2012 compared to profit of $26,485,000 in 2011, a decrease of $15,764,000 or 59.5%. This group had a decrease of $15,235,000 in gross profit during 2012 as a result of the $29,873,000 decrease in sales and also due to the costs associated with the redesign of certain products as a result of the switch to Tier 4 engines mandated by the federal government. This group had an increase in selling, general and administrative expenses of $747,000, which was primarily attributed to payroll related expense, travel expense, sales commission expense and research and development expenses.

Underground Group: This group had a loss of $2,238,000 in 2012 compared to a loss of $7,318,000 in 2011 for an improvement of $5,080,000 or 69.4%. This group had an increase of $9,386,000 in gross profit during 2012 driven by the $45,119,000 increase in sales. Selling, general and administrative expenses increased $4,391,000 due primarily to increases in payroll related expenses, bad debt expense, exhibit expense and research and development expenses. These results included GEFCO, Inc. results for the entire year of 2012 compared to three months of 2011.

Other Group: The Other Group had a loss of $30,080,000 in 2012 compared to a loss of $38,229,000 in 2011, an improvement of $8,149,000 or 21.3%. Gross profit for this group increased $2,814,000 or 18.1% year over year due in part to $16,078,000 in increased sales for this group. The results for this group were positively impacted by the decrease in selling, general and administrative expense of $3,500,000 that resulted from decreases in profit sharing and stock based compensation expenses. In addition, the write down of aviation assets held for sale of $2,304,000 only occurred in 2011. The profit in this group was also significantly impacted by U.S. federal income tax expense, which is recorded at the parent company. Income tax expense in this group increased $1,639,000 in 2012 compared to 2011.

Results of Operations: 2011 vs. 2010

The Company sold substantially all the assets and liabilities of American Augers, Inc. on November 30, 2012. Amounts shown in the Consolidated Statement of Income for 2011 and 2010 have been restated to exclude the results of American Augers. The amounts discussed in this comparison of 2011 vs. 2010 have also been restated to exclude American Augers' results.

Net Sales

Net sales increased $171,557,000 or 23.3%, from $737,084,000 in 2010 to $908,641,000 in 2011. Sales are generated primarily from new equipment purchases made by customers for use in construction for privately funded infrastructure and public sector spending on infrastructure. In February 2012, the Company sold the Underground Group's utility product line. Sales of equipment and parts in this product line totaled $18,389,000 and $16,148,000 in 2011 and 2010, respectively. The overall increase in sales for 2011 compared to 2010 reflects the strengthening economic conditions, in both foreign and domestic markets.

Domestic sales for 2011 were $543,527,000 or 59.8% of consolidated net sales compared to $462,167,000 or 62.7% of consolidated net sales for 2010, an increase of $81,360,000 or 17.6%. The overall increase in domestic sales for 2011 compared to 2010 reflects the strengthening economic conditions for the Company's products in the domestic market.

International sales for 2011 were $365,114,000 or 40.2% of consolidated net sales compared to $274,917,000 or 37.3% of consolidated net sales for 2010, an increase of $90,197,000 or 32.8%. The overall increase in international sales for 2011 compared to 2010 is due to strong economic conditions in the international markets the Company serves as well as the increased efforts of the Company to grow its international business.

Parts sales as a percentage of consolidated net sales decreased 100 basis points to 24.2% in 2011 from 25.2% in 2010. In dollars, parts sales increased 18.4% to $219,963,000 in 2011 from $185,848,000 in 2010.

Gross Profit
Consolidated gross profit as a percentage of sales decreased 50 basis points to 23.2% in 2011 from 23.7% in 2010. The decrease in gross margin is partially due to certain sales price increases lagging behind raw material price increases on the aged backlog of equipment orders and parts sales, which typically yield a higher gross margin, decreased as a percentage of total sales year over year, as described above. Gross profit was also negatively impacted by charges of $2,162,000 related to the sale of the Underground Group's utility product line assets.

Selling, General and Administrative Expense
Selling, general and administrative expenses for 2011 were $132,371,000 or 14.6% of net sales, compared to $109,354,000 or 14.8% of net sales, for 2010, an increase of $23,017,000 or 21.0%. The increase was primarily due to an increase in payroll and related expenses of $8,412,000, an increase in travel expenses of $1,099,000, an increase in sales commissions of $2,723,000, expenses related to the triennial Con-Expo show of $2,925,000, an increase in legal and professional expense of $2,111,000 and the write down of aviation assets held for sale of $2,304,000.

Research and Development
Research and development expenses increased $4,777,000 or 29.9% to $20,764,000 in 2011 from $15,987,000 in 2010. During 2011 the Company invested heavily in research and development across all segments for numerous new equipment offerings including the development of a wood pellet processing plant.

Interest Expense
Interest expense in 2011 decreased $149,000, or 44.0%, to $190,000 from $339,000 in 2010. The decrease in interest expense in 2011 compared to 2010 related primarily to the decrease in interest paid on state tax settlements incurred in 2011 over 2010 levels.

Interest Income
Interest income decreased $73,000 or 7.6% to $883,000 in 2011 from $956,000 in 2010. The decrease in interest income resulted from a decrease in amounts invested in 2011 compared to 2010.

Other Income (Expense), Net
Other income (expense), net was $1,082,000 in 2011 compared to $632,000 in 2010, an increase of $450,000 or 71.2% due to an increase in licensing fee income of $219,000 in 2011 compared to 2010.

Income Tax
Income tax expense for 2011 was $19,281,000, compared to income tax expense of $16,131,000 for 2010. The effective tax rates for 2011 and 2010 were 32.5% and 33.1%, respectively. The primary reason for the decrease in the effective tax rate from 2010 to 2011 is the increased research and development tax credits and the qualified production activity deductions in 2011 compared to 2010.

Net Income Attributable To Controlling Interest
The Company had net income attributable to controlling interest of $39,918,000 in 2011 compared to $32,430,000 in 2010 for an increase of $7,488,000, or 23.1%. Earnings per diluted share were $1.74 in 2011 compared to $1.42 in 2010, an increase of $0.32 or 22.5%. Weighted average diluted shares outstanding for the years ended December 31, 2011 and 2010 were 22,984,000 and 22,830,000, respectively. The increase in shares outstanding is primarily due to the exercise of stock options by employees of the Company.

Backlog
The backlog of orders at December 31, 2011 was $268,618,000 compared to $231,268,000, adjusted for acquisitions, at December 31, 2010, an increase of $37,350,000, or 16.2%. The increase in the backlog of orders was due to an increase in domestic backlog of $34,535,000 or 31.3% and an increase in international backlog of $2,815,000 or 2.3%. The increase in backlog occurred in each of the Company's segments except

for the Mobile Asphalt Paving Group, which typically operates with a smaller backlog than the other segments due to the nature of their products. The Mobile Asphalt Paving Group's backlog returned to a more normal level at December 31, 2011, a decrease of $8,960,000 or 59.3%, after an unusual increase in December 2010 due to temporary delays in fulfilling customer orders. The Asphalt Group backlog increased $6,984,000 or 6% from 2010. The Asphalt Group increase was domestic order related and is due to an increase in component sales for retro-fit asphalt plant equipment and the receipt of a contract to supply asphalt plants to the US Army. The Aggregate and Mining Group increased $16,304,000 or 20% with $13,322,000 or 81.7% of the increase in domestic orders. The Company attributes the increase in the Aggregate and Mining Group's domestic backlog to customers replacing older equipment and stronger dealer stock orders due to strengthening economic conditions. The Underground Group backlog increased $1,857,000 or 9.5% from 2010 and is attributed to domestic orders for equipment to service the oil and gas industry. The Company is unable to determine whether the increase in backlogs was experienced by the industry as a whole; however, the Company believes the increased backlog reflects the current economic conditions the industry is experiencing.

Net Sales by Segment (in thousands)

	2011	2010	$ Change	% Change
Asphalt Group	$ 260,404	$ 226,419	$ 33,985	15.0%
Aggregate and Mining Group	333,278	256,400	76,878	30.0%
Mobile Asphalt Paving Group	187,988	166,436	21,552	12.9%
Underground Group	37,683	25,854	11,829	45.8%
Other Group	89,288	61,975	27,313	44.1%

Asphalt Group: Sales in this group increased to $260,404,000 in 2011 compared to $226,419,000 in 2010, an increase of $33,985,000 or 15.0%. Domestic sales for the Asphalt Group increased 9.8% in 2011 compared to 2010 primarily due to improving economic conditions. International sales for the Asphalt Group increased 30.2% in 2011 compared to 2010 resulting from increased efforts by the Company to grow its international business. The increase in international sales occurred primarily in Europe, Canada, India and South America. Parts sales for the Asphalt Group increased 13.2% in 2011.

Aggregate and Mining Group: Sales in this group were $333,278,000 in 2011 compared to $256,400,000 in 2010, an increase of $76,878,000 or 30.0%. Domestic sales for the Aggregate and Mining Group increased 32.6% in 2011 compared to 2010 primarily due to improving economic conditions. International sales for the Aggregate and Mining Group increased 27.9% in 2011 compared to 2010. This increase in international sales reflect the increased efforts by the Company to grow its international business, improved economic conditions and significant weakness in the dollar compared to many of the markets the Company serves. The increase in international sales occurred primarily in South America, Africa, Asia, Europe and China. Parts sales for the Aggregate and Mining Group increased 18.2% in 2011 compared to 2010.

Mobile Asphalt Paving Group: Sales in this group were $187,988,000 in 2011 compared to $166,436,000 in 2010, an increase of $21,552,000 or 12.9%. Domestic sales for the Mobile Asphalt Paving Group increased 14.5% in 2011 over 2010. The Company believes this increase was due to improved economic conditions and the impact of short term federal funding bills passed by Congress. International sales for the Mobile Asphalt Paving Group increased 6.6% in 2011 compared to 2010. International sales for this group increased due to increased efforts to market products internationally as well as a weak dollar. The increase internationally occurred primarily in Russia, the Middle East and South America. Parts sales for this group increased 17.3% in 2011.

Underground Group: Sales in this group were $37,683,000 in 2011 compared to $25,854,000 in 2010, an increase of $11,829,000 or 45.8%. Domestic sales for the Underground Group increased 60.0% in 2011 compared to 2010. The primary reason for this increase is the acquisition of GEFCO which occurred in the fourth quarter of 2011 and accounted for $10,886,000 of sales. International sales for the Underground Group increased 28.5% in 2011 compared to 2010. The increase in international sales occurred in Mexico, Canada, Australia and Africa. Parts sales for the Underground Group increased 45.5% in 2011.

Other Group: Sales for the Other Group were $89,288,000 in 2011 compared to $61,975,000 in 2010, an increase of $27,313,000 or 44.1%. Domestic sales for the Other Group, which are generated by Peterson Pacific Corp., remained flat in 2011 compared to 2010 due to continuing weak domestic construction activities in the markets they serve. International sales for the Other Group, which are generated primarily by Astec Australia increased 91.0% in 2011 over 2010 and was primarily in the Australian market. Astec Australia functions as a dealer for the Company's other subsidiaries and has increased its focus to sell, install and service equipment for the asphalt, aggregate and mining, mobile asphalt and underground construction markets of Australia. Parts sales for the Other Group increased 23.4% in 2011.

Segment Profit (Loss) (in thousands)

	2011	2010	$ Change	% Change
Asphalt Group	$ 29,310	$ 28,672	$ 638	2.2%
Aggregate and Mining Group	31,493	16,578	14,915	90.0%
Mobile Asphalt Paving Group	26,485	23,234	3,251	14.0%
Underground Group	(7,318)	(6,382)	(936)	(14.7%)
Other Group	(38,229)	(27,579)	(10,650)	(38.6%)

Asphalt Group: Profit for this group was $29,310,000 for 2011 compared to $28,672,000 for 2010, an increase of $638,000 or 2.2%. This group had an increase of $5,088,000 in gross profit over 2010 which was driven by the $33,985,000 increase in sales. Segment profits were negatively impacted by an increase in research and development expense $2,467,000 for 2011 over 2010 as well as certain sales price increases lagging behind raw material price increases on the aged backlog of equipment orders.

Aggregate and Mining Group: Profit for this group was $31,493,000 in 2011 compared to $16,578,000 in 2010, an increase of $14,915,000 or 90.0%. This group had an increase of $22,673,000 in gross profit during 2011 which was driven by the $76,878,000 increase in sales and increased efficiency in plant utilization in 2011, which improved operating margins by $7,197,000. This gross profit increase was offset by increases in selling, general and administrative expenses and research and development expenses of $9,413,000 including payroll related expenses, travel expense and sales commission expense.

Mobile Asphalt Paving Group: Profit for this group was $26,485,000 in 2011 compared to profit of $23,234,000 in 2010, an increase of $3,251,000 or 14.0%. This group had an increase of $5,382,000 in gross profit during 2011 driven by the $21,552,000 increase in sales. Also positively affecting gross profit was increased plant utilization of $2,040,000 during 2011 compared to 2010. This group had an increase in selling, general and administrative expenses of $3,906,000 primarily driven by payroll related expenses, travel expense and sales commission expense.

Underground Group: This group had a loss of $7,318,000 in 2011 compared to a loss of $6,382,000 in 2010, a decrease of $936,000 or 14.7%. This group had an increase of $476,000 in gross profit during 2011 driven by the $11,829,000 increase in sales. The gross profit for the Underground Group was negatively impacted by charges of $2,162,000 related to the sale of the utility product line assets. Selling, general and administrative expenses increased $426,000 due primarily to increases in payroll related expenses, exhibit expense and the acquisition of GEFCO in the fourth quarter of 2011.

Other Group: The Other Group had a loss of $38,229,000 in 2011 compared to a loss of $27,579,000 in 2010, a decrease of $10,650,000 or 38.6%. Gross profit for this group increased $2,288,000 or 17.3% year over year due in part to $27,313,000 in increased sales for this group. The increased sales were offset by an increase in payroll and related expenses of $1,937,000 and the write down of aviation assets held for sale of $2,304,000. The profit in this group is also significantly impacted by U.S. federal income tax expense which is recorded at the parent company. Income tax expense in this group increased $3,859,000 in 2011 compared to 2010.

Liquidity and Capital Resources

The Company's primary sources of liquidity and capital resources are its cash on hand, investments, borrowing capacity under a $100,000,000 revolving credit facility and cash flows from operations. The Company had $80,929,000 of cash available for operating purposes at December 31, 2012. In addition, the Company had no borrowings outstanding under its credit facility with Wells Fargo Bank, N.A. ("Wells Fargo") at any time during the year ended December 31, 2012. The Company had outstanding letters of credit of $13,113,000 and borrowing availability of $86,887,000 under the credit facility as of December 31, 2012.

During April 2007, the Company entered into an unsecured credit agreement with Wachovia Bank, National Association ("Wachovia") whereby Wachovia extended to the Company an unsecured line of credit of up to $100,000,000 including a sub-limit for letters of credit of up to $15,000,000. Wachovia has subsequently been acquired by Wells Fargo Bank, N.A. ("Wells Fargo") and therefore the credit agreement was transferred to Wells Fargo. The credit facility had an original term of three years with two one-year extensions available. The Company exercised the final extension in 2010 which extended the loan maturity date to May 2012. On April 12, 2012, the Company and certain of its subsidiaries entered into a new amended and restated credit agreement with Wells Fargo whereby Wells Fargo extended to the Company an unsecured line of credit of up to $100,000,000, including a sub-limit for letters of credit of up to $25,000,000. The new amended and restated credit agreement replaced the expiring $100,000,000 credit facility between the Company and Wells Fargo. The new amended and restated agreement has a five-year term expiring in April 2017. Borrowings under the agreement are subject to an interest rate equal to the daily one-month LIBOR rate plus a 0.75% margin, which was equal to 0.96% at December 31, 2012. The unused facility fee is 0.175%. Interest only payments are due monthly. The new amended and restated credit agreement contains certain financial covenants, including provisions concerning required levels of annual net income, minimum tangible net worth and maximum allowed capital expenditures. The Company was in compliance with these covenants as of December 31, 2012.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd ("Osborn"), has a credit facility of $8,837,000 (ZAR 75,000,000) to finance short-term working capital needs, as well as to cover performance letters of credit, advance payment and retention guarantees. As of December 31, 2012, Osborn had no outstanding borrowings under the credit facility, but $3,388,000 in performance, advance payment and retention guarantees were issued under the facility. The facility is unsecured. As of December 31, 2012, Osborn had available credit under the facility of $5,449,000. The facility has an ongoing, indefinite term subject to periodic reviews by the bank. The interest rate is 0.25% below the South Africa prime rate, which was 8.5% at December 31, 2012.

The Company's Australian subsidiary, Astec Australia Pty Ltd ("Astec Australia"), has a credit facility to finance short-term working capital needs of $104,000 (AUD 100,000) as well as a bank guarantee facility of $1,350,000 (AUD 1,300,000) to cover letters of credit. Additional banking arrangements are in place to finance foreign exchange dealer limit orders of up to $3,894,000 (AUD 3,750,000), secured by cash balances in the amount of $779,000 (AUD 750,000) and a $1,600,000 letter of credit issued by the parent Company. As of December 31, 2012, no amounts were outstanding under the credit facility, but $1,209,000 of letters of credit were outstanding under the bank guarantee facility. The interest rate is the Australian adjusted Bank Business Rate plus a margin of 1.05%. The interest rate was 11.17% at December 31, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Cash Flows from Operating Activities (in thousands)

	2012	2011	Increase / Decrease
Net income	$ 40,368	$ 40,020	$ 348
Adjustments:			
Depreciation and amortization	23,048	19,259	3,789
Provision for warranty	11,152	13,029	(1,877)
Asset impairment charges	--	2,724	(2,724)
Sale / purchase of trading securities, net	(146)	1,733	(1,879)
Gain on sale of subsidiary	(5,358)	--	(5,358)
Stock based compensation	1,285	2,800	(1,515)
Deferred income tax provision (benefits)	6,150	(1,982)	8,132
Other, net	511	1,101	(590)
Changes in working capital:			
(Increase) decrease in receivables	7,555	(24,554)	32,109
(Increase) decrease in inventories	(40,133)	(32,017)	(8,116)
(Increase) decrease in prepaid expenses	(1,728)	177	(1,905)
Increase (decrease) in accounts payable	(6,425)	9,002	(15,427)
Increase (decrease) in customer deposits	4,918	6,235	(1,317)
Increase (decrease) in accrued product warranties	(11,021)	(10,524)	(497)
Increase (decrease) in other accrued liabilities	298	4,983	(4,685)
Other, net	(1,841)	321	(2,162)
Net cash provided by operating activities	$ 28,633	$ 32,307	$ (3,674)

Net cash provided by operating activities decreased $3,674,000 in 2012 compared to 2011. The primary reasons for the decrease in operating cash flows are increases in cash used to fund increases in inventory of $8,116,000 and prepaid expenses of $1,905,000, the gain on the sale of subsidiary of $5,358,000 and a use of cash relating to accounts payable of $15,427,000. These negative cash changes were offset by increases in cash from accounts receivable of $32,109,000 and deferred taxes of $8,132,000. These changes in operating cash flows reflect increased sales and production activity during 2012 compared to 2011 as well as planned inventory purchases made to fulfill the Company's backlog.

Cash Flows from Investing Activities (in thousands)

	2012	2011	Increase / Decrease
Expenditures for property and equipment	$ (26,018)	$ (36,130)	$ 10,112
Business acquisitions	--	(33,407)	33,407
Proceeds from sale of subsidiary	42,940	--	42,940
Other	375	760	(385)
Net cash provided (used) by investing activities	$ 17,297	$ (68,777)	$ 86,074

Net cash used by investing activities in 2012 increased $86,074,000 compared to 2011 due primarily to a decrease in cash used for capital expenditures of $10,112,000, the use of cash in 2011 for business acquisitions of $33,407,000 and proceeds from the sale of subsidiary of $42,940,000 in 2012.

Cash Flows from Financing Activities (in thousands)

	2012	2011	Increase / Decrease
Payment of dividends	$ (22,789)	$ --	$ (22,789)
Other, net	317	885	(568)
Net cash provided (used) by financing activities	$ (22,472)	$ 885	$ (23,357)

Financing activities used cash of $22,472,000 in 2012 while in 2011 financing activities provided cash of $885,000 for a net change of $23,357,000 due primarily to the payment of a special one-time $1.00 per common share dividend in December 2012.

Capital expenditures for 2013, excluding those by the Company's Brazilian operations, are forecasted to total $31,455,000. The Company expects to finance these expenditures using currently available cash balances, internally generated funds and available credit under the Company's new credit facility. Capital expenditures are generally for machinery, equipment and facilities used by the Company in the production of its various products. The Company plans to construct a manufacturing facility in Brazil in 2013 with an expected cost of $20,000,000 and plans to fund the costs of the plant and equipment with borrowings from a local Brazilian bank. The Company believes that its current working capital, cash flows generated from future operations and available capacity under its credit facility will be sufficient to meet the Company's working capital and capital expenditure requirements through December 31, 2013.

The Company sold American Augers, Inc. on November 30, 2012. Cash flows from the operations of American Augers are reflected in the statements of cash flows through the date of sale. Cash flows from the operations of American Augers were not material during the periods presented, and the absence of cash flows related to American Augers is not expected to impact the Company's future liquidity or capital resources. See Note 21, Discontinued Operations, for additional information regarding the sale of American Augers.

Financial Condition

The Company's current assets increased to $499,866,000 at December 31, 2012 from $485,554,000 at December 31, 2011, an increase of $14,312,000, or 2.9%. The increase is primarily attributable to increases in inventory of $9,557,000 and cash of $23,424,000, offset by a decrease in trade receivables of $12,346,000 and deferred income tax asset of $6,871,000.

The Company's current liabilities decreased to $144,369,000 at December 31, 2012 from $154,022,000 at December 31, 2011, a decrease of $9,653,000. The decrease is primarily attributable to decreases in accounts payable of $8,960,000, accrued payroll and related liabilities of $2,307,000 and accrued product warranty of $1,611,000.

Market Risk and Risk Management Policies

The Company is exposed to changes in interest rates, primarily from its revolving credit agreements. A hypothetical 100 basis point adverse move (increase) in interest rates would not have materially affected interest expense for the year ended December 31, 2012, since there were no amounts outstanding on the revolving credit agreements during the year. The Company does not hedge variable interest.

The Company is subject to foreign exchange risk at its foreign operations. Foreign operations represent 16.3% and 14.6% of total assets at December 31, 2012 and 2011, respectively, and 14.4% and 12.7% of total revenue for the years ended December 31, 2012 and 2011, respectively. Each period the balance sheets and related results of operations of the Company's foreign subsidiaries are translated from their functional foreign currency into U.S. dollars for reporting purposes. As the dollar strengthens against those foreign currencies, the foreign denominated net assets and operating results become less valuable in the Company's reporting currency. When the dollar weakens against those currencies, the foreign denominated net assets and operating results become more valuable in the Company's reporting currency. At each reporting date, the fluctuation in the value of the net assets and operating results due to foreign exchange rate changes is recorded as an adjustment to other comprehensive income in equity. The Company views its investments in foreign subsidiaries as long-term and does not hedge the net investments in foreign subsidiaries.

From time to time the Company's foreign subsidiaries enter into transactions not denominated in their functional currency. In these situations, the Company evaluates the need to hedge those transactions against foreign currency rate fluctuations. When the Company determines a need to hedge a transaction, the subsidiary enters into a foreign currency exchange contract. The Company does not apply hedge accounting to these contracts and, therefore, recognizes the fair value of these contracts in the consolidated balance sheets and the change in the fair value of the contracts in current earnings.

Due to the limited exposure to foreign exchange rate risk, a 10% fluctuation in the foreign exchange rates at December 31, 2012 or 2011 would not have a material impact on the Company's consolidated financial statements.

Contractual Obligations

Contractual obligations and the period in which payments are due as of December 31, 2012 are as follows (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations	$ 2,488	$ 1,302	$ 1,000	$ 185	$ 1
Inventory purchase obligations	3,283	2,220	1,063	--	--
Total	$ 5,771	$ 3,522	$ 2,063	$ 185	$ 1

The above table excludes our liability for unrecognized tax benefits, which totaled $771,000 at December 31, 2012, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

In 2012, the Company made contributions of approximately $755,000 to its pension plan, compared to $483,000 in 2011. The Company estimates that it will contribute a total of $544,000 to the pension plan during 2013. The Company's funding policy is to make the minimum annual contributions required by applicable regulations.

Contingencies

Management has reviewed all claims and lawsuits and has made adequate provision for any losses that can be reasonably estimated. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

Certain customers have financed purchases of the Company's products through arrangements in which the Company is contingently liable for customer debt aggregating $2,091,000 and $3,537,000 at December 31, 2012 and 2011, respectively. These obligations have average remaining terms of 1.6 years. The Company has recorded a liability of $112,000 related to these guarantees at December 31, 2012.

The Company is contingently liable under letters of credit of approximately $17,710,000, primarily for performance guarantees to customers, banks or insurance carriers.

Off-balance Sheet Arrangements

As of December 31, 2012 the Company does not have off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

Environmental Matters

During 2004, the Company received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability. The Company has not recorded a liability with respect to this matter because no estimate of the amount of any such liability can be made at this time.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates and judgments that affect the amounts as reported in the consolidated financial statements. Accounting policies that are critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation: Inventories are valued at the lower of cost or market. The most significant component of the Company's inventories is steel. Open market prices, which are subject to volatility, determine the cost of steel for the Company. During periods when open market prices decline, the Company may need to reduce the carrying value of the inventory. In addition, certain items in inventory become obsolete over time, and the Company reduces the carrying value of these items to their net realizable value. These reductions are determined by the Company based on estimates, assumptions and judgments made from the information available at that time. The Company does not believe it is reasonably likely that the inventory values will materially change in the near future.

Self-Insurance Reserves: The Company insures the retention portion of workers' compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company. The objectives of Astec Insurance are to improve control over and reduce retained loss costs; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure active management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1,000,000 per occurrence and $2,500,000 per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers' compensation claims, the captive is liable for the first $350,000 per occurrence and $3,000,000 per year in the aggregate. The Company utilizes a large national insurance company as third-party administrator for workers' compensation claims and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and probable claims related to general liability and workers' compensation under the captive are included in accrued loss reserves and other long-term liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health plan which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience, or payment patterns, could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under health plans in accordance with their local governmental requirements. No reserves are necessary for these fully insured health plans.

Product Warranty Reserve: The Company accrues for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. For machines, the Company's standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to two years or up to a specified number of hours of operation. For parts from component suppliers, the Company relies on the original manufacturer's warranty that accompanies those parts. Generally, fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, the Company's policy is to replace fabricated parts at no additional charge.

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of component suppliers. Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from estimates, revisions to the estimated warranty liability would be required. The Company does not believe it is reasonably likely that the warranty reserve will materially change in the near future.

Revenue Recognition: Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered or services have been rendered and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of product at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer needs or specifications. The Company provides customers with technical design and performance specifications and performs pre-shipment testing to ensure the equipment performs according to design specifications, regardless of whether the Company provides installation services in addition to selling the equipment.

Certain contracts include terms and conditions through which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. Revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory prior to revenue recognition.

The Company has certain sales accounted for as multiple-element arrangements, whereby revenue attributable to the sale of a product is recognized when it is shipped, and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is determined using the fair value method and approximates the sales price of the product shipped or services performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

Goodwill and Other Intangible Assets: Intangible assets are classified into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill. Intangible assets with definite lives are tested for impairment if conditions exist that indicate the carrying value may not be recoverable. Risk factors that may be considered include an economic downturn in the general economy, a geographic market or the commercial and residential construction industries, a change in the assessment of future operations as well as the cyclical nature of our industry and the customization of the equipment we sell, each of which may cause adverse fluctuations in operating results. Other risk factors considered would be an increase in the price or a decrease in the availability of oil that could reduce the demand for our products in addition to the significant fluctuations in the purchase price of raw materials that could have a negative impact on the cost of production and gross margins as well as others more fully described in the Risk Factors section of our Form 10-K. An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the cash flows generated from the use of the asset. Some of the inputs used in the impairment testing are highly subjective and are affected by changes in business factors and other conditions. Changes in any of the inputs could have an effect on future tests and result in impairment charges.

Intangible assets with indefinite lives and goodwill are not amortized. Intangible assets and goodwill are tested for impairment annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. See Note 1, Summary of Significant Accounting Policies, for a detailed description of testing performed by the Company to determine if the recorded value of intangible assets or goodwill has been impaired.

The useful lives of identifiable intangible assets are determined after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from 5 to 15 years.

Stock-based Compensation: The Company currently has two types of stock-based compensation plans in effect for its employees and directors. The Company's stock option plans have been in effect for a number of years; however, no options have been granted under the plans since 2006. The Company's original five year stock incentive plan was put in place during 2006 for the years ended 2006 through 2011. The Company's 2011 Incentive Plan was approved by the shareholders in their annual meeting held in April 2011. This plan operates in similar fashion to the Company's 2006 Incentive Plan for each of the five years ending December 31, 2015. These plans are more fully described in Note 16, Shareholders' Equity, to the consolidated financial statements. Restricted stock units ("RSU's") awarded under the Company's stock incentive plans are granted shortly after the end of each year and are based upon the performance of the Company and its individual subsidiaries. Under the 2011 Incentive Plan, RSU's can be earned for performance in each of the years from 2011 through 2015 with additional RSU's available based upon cumulative five-year performance. The Company estimates the number of shares that will be granted for the most recent fiscal year and the five-year cumulative performance based on actual and expected future operating results. The compensation expense for RSU's expected to be granted for the most recent fiscal year and the cumulative five-year based awards is calculated using the fair value of the Company stock at each period end and is adjusted to the fair value as of each future period end until granted. Generally, each award will vest on the earlier of the end of five years from the date of grant or at such time as the recipient retires after reaching age 65. Estimated forfeitures are based upon the expected turnover rates of the employees receiving awards under the plan.

Recent Accounting Pronouncements

There are no recently promulgated accounting pronouncements (either recently adopted or yet to be adopted) that are likely to have a material impact on the Company's financial reporting in the foreseeable future. See Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements.

Forward-Looking Statements

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements contained anywhere in this Annual Report that are not limited to historical information are considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding:

- execution of the Company's growth and operation strategy;
- plans for technological innovation;
- compliance with covenants in our credit facility;
- liquidity and capital expenditures;
- sufficiency of working capital, cash flows and available capacity under the Company's credit facilities;
- compliance with government regulations;
- compliance with manufacturing and delivery timetables;
- forecasting of results;
- general economic trends and political uncertainty;
- government funding and growth of highway construction and commercial projects;
- taxes or usage fees;
- interest rates;
- integration of acquisitions;
- industry trends;
- pricing, demand and availability of oil and liquid asphalt;
- pricing, demand and availability of steel;
- development of domestic oil and natural gas production;
- condition of the economy;
- strength of the dollar relative to foreign currencies;
- the success of new product lines;
- presence in the international marketplace;
- suitability of our current facilities;
- future payment of dividends;
- competition in our business segments;
- product liability and other claims;
- protection of proprietary technology;
- demand for products;
- future fillings of backlogs;
- employees;
- the seasonality of our business;
- tax assets and reserves for uncertain tax positions;
- critical accounting policies and the impact of accounting changes;
- anticipated start-up dates for our Brazilian operations;
- our backlog;
- ability to satisfy contingencies;
- contributions to retirement plans and plan expenses;
- reserve levels for self-insured insurance plans and product warranties;
- construction of new manufacturing facilities;
- supply of raw materials; and
- inventory.

These forward-looking statements are based largely on management's expectations, which are subject to a number of known and unknown risks, uncertainties and other factors discussed in this report and in documents filed by the Company with the Securities and Exchange Commission, which may cause actual results, financial or otherwise, to be materially different from those anticipated, expressed or implied by the forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements to reflect future events or circumstances. You can identify these statements by forward-looking words such as "expect", "believe", "anticipate", "goal", "plan", "intend", "estimate", "may", "will", "should" and similar expressions.

In addition to the risks and uncertainties identified elsewhere herein and in documents filed by the Company with the Securities and Exchange Commission, the following factors should be carefully considered when evaluating the Company's business and future prospects: changes or delays in highway funding; rising interest rates; changes in oil prices; changes in steel prices; changes in the general economy; unexpected capital expenditures and decreases in liquidity; the timing of large contracts; production capacity; general business conditions in the industry; non-compliance with covenants in the Company's credit facilities; demand for the Company's products; and those other factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Certain of the risks, uncertainties and other factors discussed or noted above are more fully described in the section entitled "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

ASTEC INDUSTRIES, INC.
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Astec Industries, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Astec Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Astec Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Astec Industries, Inc. and the related consolidated statements of income, comprehensive income, equity and cash flows for the year ended December 31, 2012 and our report dated March 1, 2013 expressed an unqualified opinion thereon.


Ernst + Young LLP

Chattanooga, Tennessee
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Astec Industries, Inc.

We have audited the accompanying consolidated balance sheets of Astec Industries, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astec Industries, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Astec Industries, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
March 1, 2013

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31	
Assets	**2012**	**2011**
Current assets:		
Cash and cash equivalents	$ 80,929	$ 57,505
Trade receivables, less allowance for doubtful accounts of $2,143 in 2012 and $2,398 in 2011	85,595	97,941
Other receivables	3,453	4,119
Inventories	308,622	299,065
Prepaid expenses	8,593	7,032
Deferred income tax assets	9,985	16,856
Other current assets	2,689	3,036
Total current assets	499,866	485,554
Property and equipment, net	182,839	188,018
Investments	10,232	9,739
Goodwill	15,011	14,989
Other long-term assets	16,617	18,583
Total assets	$ 724,565	$ 716,883
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 46,210	$ 55,170
Customer deposits	44,224	42,287
Accrued product warranty	11,052	12,663
Accrued payroll and related liabilities	16,590	18,897
Accrued loss reserves	3,221	3,779
Other accrued liabilities	23,072	21,226
Total current liabilities	144,369	154,022
Deferred income tax liabilities	14,868	15,983
Other long-term liabilities	17,330	17,695
Total liabilities	176,567	187,700
Equity:		
Preferred stock - authorized 4,000 shares of $1.00 par value; none issued	--	--
Common stock - authorized 40,000 shares of $.20 par value; issued and outstanding - 22,799 in 2012 and 22,711 in 2011	4,560	4,542
Additional paid-in capital	133,809	132,744
Accumulated other comprehensive income	502	841
Company shares held by SERP, at cost	(2,855)	(2,487)
Retained earnings	410,338	392,937
Shareholders' equity	546,354	528,577
Non-controlling interest	1,644	606
Total equity	547,998	529,183
Total liabilities and equity	$ 724,565	$ 716,883

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Year Ended December 31		
	2012	2011	2010
Net sales	$ 936,273	$ 908,641	$ 737,084
Cost of sales	729,334	698,149	562,499
Gross profit	206,939	210,492	174,585
Selling, general and administrative expenses	136,323	132,371	109,354
Research and development expenses	20,520	20,764	15,987
Income from operations	50,096	57,357	49,244
Other income:			
Interest expense	339	190	339
Interest income	1,145	883	953
Other income (expense), net	1,783	1,082	632
Income from continuing operations before income taxes	52,685	59,132	50,490
Income taxes on continuing operations	19,096	19,337	16,649
Net income from continuing operations	33,589	39,795	33,841
Discontinued operations:			
Income (loss) from discontinued operations, net of tax	3,401	225	(1,269)
Gain on sale of subsidiary, net of tax	3,378	--	--
Income from discontinued operations	6,779	225	(1,269)
Net income	40,368	40,020	32,572
Net income attributable to non-controlling interest	161	102	142
Net income attributable to controlling interest	$ 40,207	$ 39,918	$ 32,430
Earnings per Common Share			
Net income attributable to controlling interest from continuing operations:			
Basic	$ 1.47	$ 1.76	$ 1.50
Diluted	1.45	1.73	1.48
Income (loss) from discontinued operations:			
Basic	0.30	0.01	(0.06)
Diluted	0.29	0.01	(0.06)
Net income attributable to controlling interest:			
Basic	1.77	1.77	1.44
Diluted	1.74	1.74	1.42
Weighted average number of common shares outstanding:			
Basic	22,680	22,589	22,517
Diluted	23,051	22,984	22,830

See Notes to Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31		
	2012	2011	2010
Net income	$ 40,368	$ 40,020	$ 32,572
Other comprehensive income:			
Change in unrecognized pension and post-retirement benefit costs	(157)	(2,687)	(322)
Tax expense (benefit) on change in unrecognized pension and post-retirement benefit costs	(10)	976	98
Foreign currency translation adjustments	(626)	(5,723)	3,756
Tax expense (benefit) on foreign currency translation adjustments	454	229	(37)
Other comprehensive income (loss)	(339)	(7,205)	3,495
Comprehensive income (loss) attributable to non-controlling interest	15	(93)	100
Comprehensive income attributable to controlling interest	$ 40,044	$ 32,722	$ 36,167

See Notes to Unaudited Condensed Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31		
	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 40,368	$ 40,020	$ 32,572
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of subsidiary	(5,358)	--	--
Depreciation	20,945	18,551	18,022
Amortization	2,103	708	706
Provision (credit) for doubtful accounts	759	1,510	(11)
Provision for warranty	11,152	13,029	13,365
Deferred compensation provision (benefit)	115	(45)	539
Deferred income tax provision (benefit)	6,150	(1,982)	(497)
Asset impairment charges	--	2,724	--
Gain on disposition of fixed assets	(256)	(54)	(8)
Tax benefit from stock option exercises	(107)	(310)	(579)
Stock-based compensation	1,285	2,800	2,395
Sale (purchase) of trading securities, net	(146)	1,733	946
(Increase) decrease in:			
Trade and other receivables	7,555	(24,554)	(11,911)
Inventories	(40,133)	(32,017)	(2,115)
Prepaid expenses	(1,728)	177	5,532
Other assets	(1,566)	45	511
Increase (decrease) in:			
Accounts payable	(6,425)	9,002	7,351
Customer deposits	4,918	6,235	8,328
Accrued product warranty	(11,021)	(10,524)	(12,293)
Income taxes payable	1,366	420	972
Accrued retirement benefit costs	(218)	(446)	(1,098)
Accrued loss reserves	(1,435)	342	(1,210)
Other accrued liabilities	298	4,983	2,267
Other	12	(40)	(1,748)
Net cash provided by operating activities	28,633	32,307	62,036
Cash Flows from Investing Activities			
Business acquisitions	--	(33,407)	--
Proceeds from sale of subsidiary	42,940	--	--
Proceeds from sale of property and equipment	375	260	202
Expenditures for property and equipment	(26,018)	(36,130)	(11,336)
Sale of intangible assets acquired	--	500	--
Net cash provided (used) by investing activities	17,297	(68,777)	(11,134)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Year Ended December 31		
	2012	2011	2010
Cash Flows from Financing Activities			
Payment of dividends	$ (22,790)	$ --	$ --
Proceeds from issuance of common stock	514	812	1,431
Tax benefit from stock option exercise	107	310	579
Cash from sale (acquisition) of shares of subsidiary	904	29	41
Purchase of company shares by Supplemental Executive Retirement Plan, net	(373)	(266)	(25)
Withholding tax paid upon vesting of restricted stock units	(834)	--	--
Net cash provided (used) by financing activities	(22,472)	885	2,026
Effect of exchange rates on cash	(34)	(1,507)	1,240
Increase (decrease) in cash and cash equivalents	23,424	(37,092)	54,168
Cash and cash equivalents, beginning of year	57,505	94,597	40,429
Cash and cash equivalents, end of year	$ 80,929	$ 57,505	$ 94,597
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 366	$ 193	$ 352
Income taxes, net of refunds	$ 13,722	$ 21,473	$ 8,504

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2012, 2011 and 2010 (in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Company Shares Held by SERP	Retained Earnings	Non-Controlling Interest	Total Equity
	Shares	Amount						
Balance December 31, 2009	**22,551**	**$ 4,510**	**$ 124,381**	**$ 4,551**	**$ (2,128)**	**$ 320,589**	**$ 357**	**$ 452,260**
Net income						32,430	142	32,572
Other comprehensive income				3,495			100	3,595
Increase in ownership percentage of subsidiary							(1)	(1)
Stock-based compensation	6	1	2,394					2,395
Exercise of stock options, including tax benefit	90	18	1,992					2,010
Purchase of Company stock held by SERP, net			64		(89)			(25)
Balance December 31, 2010	**22,647**	**4,529**	**128,831**	**8,046**	**(2,217)**	**353,019**	**598**	**492,806**
Net income						39,918	102	40,020
Other comprehensive loss				(7,205)			(93)	(7,298)
Increase in ownership percentage of subsidiary							(1)	(1)
Stock-based compensation	5	1	2,799					2,800
Exercise of stock options and RSU vesting, including tax benefit	59	12	1,110					1,122
Purchase of Company stock held by SERP, net			4		(270)			(266)
Balance December 31, 2011	**22,711**	**4,542**	**132,744**	**841**	**(2,487)**	**392,937**	**606**	**529,183**
Net income						40,207	161	40,368
Dividends ($1.00 per share)			16			(22,806)		(22,790)
Other comprehensive income (loss)				(339)			15	(324)
Decrease in ownership percentage of subsidiary							862	862
Stock-based compensation	6	1	1,284					1,285
Exercise of stock options and RSU vesting, including tax benefit	82	17	604					621
Withholding tax on vested RSU's			(834)					(834)
Purchase of Company stock held by SERP, net			(5)		(368)			(373)
Balance December 31, 2012	**22,799**	**$ 4,560**	**$ 133,809**	**$ 502**	**$ (2,855)**	**$ 410,338**	**$ 1,644**	**$ 547,998**

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2012, 2011 and 2010

1. Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Astec Industries, Inc. and its domestic and foreign subsidiaries. The Company's significant wholly-owned and consolidated subsidiaries at December 31, 2012 are as follows:

Astec Australia Pty Ltd	Astec Agregados E Mineracao Do Brasil
Astec, Inc.	Astec Insurance Company
Astec Mobile Machinery GmbH	Astec Mobile Screens, Inc.
Astec Underground, Inc.	Breaker Technology, Inc.
Breaker Technology Ltd.	Carlson Paving Products, Inc.
CEI Enterprises, Inc.	GEFCO, Inc.
Heatec, Inc	Johnson Crushers International, Inc.
Kolberg-Pioneer, Inc.	Osborn Engineered Products SA (Pty) Ltd (94% owned)
Peterson Pacific Corp.	Roadtec, Inc.
Telsmith, Inc.	

On November 30, 2012, the Company sold its former American Augers, Inc. subsidiary to The Charles Machine Works, Inc. American Augers' results of operations have been reclassified as discontinued operations for all periods presented.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation - Subsidiaries located in Australia, Brazil, Canada, Germany and South Africa operate primarily using local functional currencies. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting adjustments are presented as a separate component of accumulated other comprehensive income. Foreign currency transaction gains and losses, net are included in cost of sales and amounted to gains of $273,000 and $346,000 in 2012 and 2011, respectively, and a loss of $450,000 in 2010.

Fair Value of Financial Instruments - For cash and cash equivalents, trade receivables, other receivables, revolving debt and accounts payable, the carrying amount approximates the fair value because of the short-term nature of those instruments. Trading equity investments are valued at their estimated fair value based on their quoted market prices and debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third party pricing service.

Financial assets and liabilities are categorized as of the end of each reporting period based upon the level of judgment associated with the inputs used to measure their fair value. The inputs used to measure the fair value are identified in the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

All financial assets and liabilities held by the Company at December 31, 2012 and 2011 are classified as Level 1 or Level 2 as summarized in Note 3, Fair Value Measurements.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash and cash equivalents.

Investments - Investments consist primarily of investment-grade marketable securities. Trading securities are carried at fair value, with unrealized holding gains and losses included in net income. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis. Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date.

Concentration of Credit Risk - The Company sells products to a wide variety of customers. Accounts receivable are carried at their outstanding principal amounts, less an allowance for doubtful accounts. The Company extends credit to its customers based on an evaluation of the customers' financial condition generally without requiring collateral although the Company normally requires advance payments or letters of credit on large equipment orders. Credit risk is driven by conditions within the economy and the industry and is principally dependent on each customer's financial condition. To minimize credit risk, the Company monitors credit levels and financial conditions of customers on a continuing basis. After considering historical trends for uncollectible accounts, current economic conditions and specific customer recent payment history and financial stability, the Company records an allowance for doubtful accounts at a level which management believes is sufficient to cover probable credit losses. Amounts are deemed past due when they exceed the payment terms agreed to by the customer in the sales contract. Past due amounts are charged off when reasonable collection efforts have been exhausted and the amounts are deemed uncollectible by management. As of December 31, 2012, concentrations of credit risk with respect to receivables are limited due to the wide variety of customers.

Allowance for Doubtful Accounts - The following table represents a rollforward of the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	Year Ended December 31		
	2012	**2011**	**2010**
Reserve balance, beginning of year	$ 2,398	$ 1,820	$ 2,215
Provision (benefit)	759	1,510	(11)
Write offs	(764)	(884)	(437)
Other	(250)	(48)	53
Reserve balance, end of year	$ 2,143	$ 2,398	$ 1,820

Inventories - Inventory costs include materials, labor and overhead. Inventories (excluding used equipment) are stated at the lower of first-in, first-out cost or market. Used equipment inventories are stated at the lower of specific unit cost or market.

When the Company determines that the value of inventory has become impaired through damage, deterioration, obsolescence, changes in price levels, excessive levels of inventory or other causes, the Company reduces the carrying value to estimated market value based on estimates, assumptions and judgments made from the information available at that time. Abnormal amounts of idle facility expense, freight, handling cost and wasted materials are recognized as current period charges.

Property and Equipment - Property and equipment is stated at cost. Depreciation is calculated for financial reporting purposes using the straight-line method based on the estimated useful lives of the assets as follows: airplanes (20 years), buildings (40 years) and equipment (3 to 10 years). Both accelerated and straight-line methods are used for tax compliance purposes. Routine repair and maintenance costs and planned major maintenance are expensed when incurred.

Goodwill and Other Intangible Assets - The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the future undiscounted cash flows generated from the use of the asset.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual terms of agreements, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, ranging from 5 to 15 years.

Intangible assets with indefinite lives including goodwill are not amortized. The Company tests these intangible assets and goodwill for impairment annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. The Company performs impairment tests of goodwill using a two-step method at the reporting unit level and of other indefinite lived intangible assets at the asset level. The Company's reporting units are typically defined as its subsidiaries as each subsidiary is a legal entity that is managed separately and manufactures and distributes distinct product lines.

In 2011, the Company early adopted, as permitted, new accounting guidance related to annual goodwill impairment testing. The guidance gives the Company the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that this is the case for a reporting unit, it would proceed to calculating the fair value for that reporting unit as described below. Otherwise, the Company would not be required to perform any further goodwill impairment testing for that reporting unit.

The first step of the goodwill impairment test compares book value of a reporting unit, including goodwill, with the unit's fair value. In this first step, the Company estimates the fair values of each of its reporting units that have goodwill using the income approach.

The income approach uses a reporting unit's projection of estimated future operating results and cash flows which are then discounted using a weighted average cost of capital determined based on current market conditions for the individual reporting unit. The projection uses management's best estimates of cash flows over the projection period based on estimates of annual and terminal growth rates in sales and costs, changes in operating margins, selling, general and administrative expenses, working capital requirements and capital expenditures.

The Company typically estimates the fair value of the operating subsidiaries/reporting units that do not have goodwill using either the income or market approaches, depending on which approach is considered to be the most appropriate for each reporting unit. The Company typically estimates the fair value of the reporting units that serve operating units in supporting roles, such as the captive insurance company and the corporate reporting unit, using the cost approach. The Company then compares the sum of the fair values of all reporting units to its calculation of the fair value of the consolidated Company using the market approach, which is inferred from the market capitalization of the Company at the date of the valuation, to confirm that the Company's estimation of the fair value of its reporting units is reasonable.

If the book value of a reporting unit exceeds its fair value, an indication of possible goodwill impairment, the second step of the impairment test must be performed to determine the amount, if any, of goodwill impairment. In this second step, the total implied fair value of the reporting unit's goodwill is estimated by allocating the fair value of the reporting unit to all its assets, including any unrecognized intangible assets and liabilities other than goodwill. The difference between the total fair value of the reporting unit and the fair value of its assets and liabilities other than goodwill is the implied fair value of its goodwill. The amount of any impairment loss is equal to the excess, if any, of the book value of the goodwill over the implied fair value of its goodwill.

Determining the "step one" fair values of the Company's reporting units involves the use of significant estimates and assumptions. Due to the inherent uncertainty involved in making these estimates and assumptions, actual results could differ materially from those estimates.

Impairment of Long-lived Assets - In the event that facts and circumstances indicate the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the carrying amount for each asset (or group of assets) to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying values of the impaired assets are reduced to their estimated fair value. Fair value is estimated using discounted cash flows, prices for similar assets or other valuation techniques.

Self-Insurance Reserves - The Company retains the risk for a portion of its workers' compensation claims and general liability claims by way of a captive insurance company, Astec Insurance Company, ("Astec Insurance" or "the captive"). Astec Insurance is incorporated under the laws of the state of Vermont. The objectives of Astec Insurance are to improve control over and reduce the cost of claims; to improve focus on risk reduction with development of a program structure which rewards proactive loss control; and to ensure management participation in the defense and settlement process for claims.

For general liability claims, the captive is liable for the first $1,000,000 per occurrence and $2,500,000 per year in the aggregate. The Company carries general liability, excess liability and umbrella policies for claims in excess of those covered by the captive.

For workers' compensation claims, the captive is liable for the first $350,000 per occurrence and $3,000,000 per year in the aggregate. The Company utilizes a large national insurance company as third party administrator for workers' compensation claims and carries insurance coverage for claims liabilities in excess of amounts covered by the captive.

The financial statements of the captive are consolidated into the financial statements of the Company. The short-term and long-term reserves for claims and potential claims related to general liability and workers' compensation under the captive are included in accrued loss reserves or other long-term liabilities, respectively, in the consolidated balance sheets depending on the expected timing of future payments. The undiscounted reserves are actuarially determined to cover the ultimate cost of each claim based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claims experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. However, the Company does not believe it is reasonably likely that the reserve level will materially change in the foreseeable future.

At all but one of the Company's domestic manufacturing subsidiaries, the Company is self-insured for health and prescription claims under its Group Health Insurance Plan. The Company carries reinsurance coverage to limit its exposure for individual health claims above certain limits. Third parties administer health claims and prescription medication claims. The Company maintains a reserve for the self-insured health plan which is included in accrued loss reserves on the Company's consolidated balance sheets. This reserve includes both unpaid claims and an estimate of claims incurred but not reported, based on historical claims and payment experience. Historically the reserves have been sufficient to provide for claims payments. Changes in actual claims experience or payment patterns could cause the reserve to change, but the Company does not believe it is reasonably likely that the reserve level will materially change in the near future.

The remaining U.S. subsidiary is covered under a fully insured group health plan. Employees of the Company's foreign subsidiaries are insured under separate health plans. No reserves are necessary for these fully insured health plans.

Revenue Recognition - Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered or services have been rendered and there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price with specified delivery terms. A significant portion of the Company's equipment sales represents equipment produced in the Company's plants under short-term contracts for a specific customer project or equipment designed to meet a customer's specific requirements. Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer needs or specifications. The Company provides customers with technical design and performance specifications and performs pre-shipment testing to ensure the equipment performs according to design specifications, regardless of whether the Company provides installation services in addition to selling the equipment.

Certain contracts include terms and conditions pursuant to which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company's plant at the customer's request. Revenue is recorded on such contracts upon the customer's assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer's business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company's inventory prior to revenue recognition.

The Company accounts for certain sales as multiple-element arrangements, whereby the revenue attributable to the sale of a product is recognized when the product is shipped and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is determined using the fair value method and approximates sales price of the product shipped or service performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

The Company presents in the statements of income any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes, on a net (excluded from revenue) basis.

Advertising Expense - The cost of advertising is expensed as incurred. The Company incurred $4,223,000, $3,346,000, and $2,830,000 in advertising costs during 2012, 2011 and 2010, respectively, which is included in selling, general and administrative expenses.

Income Taxes - Income taxes are based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company periodically assesses the need to establish valuation allowances against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized.

The Company evaluates a tax position to determine whether it is more likely than not that the tax position will be sustained upon examination, based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold, no benefit is recognized. The Company is periodically audited by U.S. federal and state as well as foreign tax authorities. While it is often difficult to predict final outcome or timing of resolution of any particular tax matter, the Company believes its reserve for uncertain tax positions is adequate to reduce the uncertain positions to the greatest amount of benefit that is more likely than not realizable.

Product Warranty Reserve - The Company accrues for the estimated cost of product warranties at the time revenue is recognized. Warranty obligations by product line or model are evaluated based on historical warranty claims experience. For machines, the Company's standard product warranty terms generally include post-sales support and repairs of products at no additional charge for periods ranging from three months to two years or up to a specified number of hours of operation. For parts from component suppliers, the Company relies on the original manufacturer's warranty that accompanies those parts. Generally, Company fabricated parts are not covered by specific warranty terms. Although failure of fabricated parts due to material or workmanship is rare, if it occurs, the Company's policy is to replace fabricated parts at no additional charge.

The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Estimated warranty obligations are based upon warranty terms, product failure rates, repair costs and current period machine shipments. If actual product failure rates, repair costs, service delivery costs or post-sales support costs differ from our estimates, revisions to the estimated warranty liability would be required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension and Retirement Plans - The determination of obligations and expenses under the Company's pension plan is dependent on the Company's selection of certain assumptions used by independent actuaries in calculating such amounts. Those assumptions are described in Note 12, Pension and Retirement Plans and include among others, the discount rate, expected return on plan assets and the expected mortality rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense in such periods. Significant differences in actual experience or significant changes in the assumptions used may materially affect the pension obligations and future expenses.

The Company recognizes as an asset or liability the overfunded or underfunded status of its pension plan. Actuarial gains and losses, amortization of prior service cost (credit) and amortization of transition obligations are recognized through other comprehensive income in the year in which the changes occur. The Company measures the funded status of its pension plan as of the date of the Company's fiscal year-end.

Stock-based Compensation - The Company currently has two types of stock-based compensation plans in effect for its employees and directors. The Company's stock option plans have been in effect for a number of years; however, no options have been granted under the plans since 2006. The Company's stock incentive plans were put in place during 2006 and will continue through 2015. These plans are more fully described in Note 16, Shareholders' Equity. The Company recognizes the cost of employee services received in exchange for equity awards in the financial statements based on the grant date calculated fair value of the awards. The Company recognizes stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Restricted stock units ("RSU's") awarded under the Company's 2006 Incentive Plans were granted shortly after the end of each year through 2010 based upon the performance of the Company and its individual subsidiaries. RSU's were granted for performance in each of the years from 2006 through 2010 with additional RSU's granted based upon cumulative five-year performance. Upon the expiration of the 2006 Incentive Plan, the Company adopted a 2011 Incentive Plan which operates similar to the 2006 Incentive Plan for each of the five years ending December 31, 2015. The Company estimates the number of shares that will be granted for the most recent fiscal year end and the five-year cumulative performance based on actual and expected future operating results. Compensation expense for RSU's expected to be granted for the most recent fiscal year and the cumulative five-year based awards is calculated using the fair value of the Company stock at each period end and is adjusted to the fair value as of each future period-end until granted.

Earnings Per Share - Basic earnings per share is based on the weighted average number of common shares outstanding and diluted earnings per share includes potential dilutive effects of options, restricted stock units and shares held in the Company's supplemental executive retirement plan.

The following table sets forth a reconciliation of the number of shares used in the computation of basic and diluted earnings per share (in thousands):

	Year Ended December 31		
	2012	2011	2010
Denominator:			
Denominator for basic earnings per share	22,680	22,589	22,517
Effect of dilutive securities:			
Employee stock options and restricted stock units	262	294	215
Supplemental executive retirement plan	109	101	98
Denominator for diluted earnings per share	23,051	22,984	22,830

For the years ended December 31, 2012, 2011 and 2010, antidilutive options totaled 885, 885 and 1,000, respectively. Antidilutive options were not included in the diluted EPS computation for the years presented.

Derivatives and Hedging Activities - The Company recognizes all derivatives in the consolidated balance sheets at their fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income. From time to time the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuation in currency exchange rates. See Note 13, Derivative Financial Instruments, regarding foreign exchange contracts outstanding at December 31, 2012 and 2011.

Shipping and Handling Fees and Cost - The Company records revenues earned for shipping and handling as revenue, while the cost of shipping and handling is classified as cost of goods sold.

Litigation Contingencies - In the normal course of business in the industry, the Company is named as a defendant in a number of legal proceedings associated with product liability and other matters. See Note 15, Contingent Matters for additional discussion of the Company's legal contingencies.

Business Combinations - The Company accounts for business combinations using the acquisition method. Accordingly, intangible assets are recorded apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill. Related third party acquisition costs are expensed as incurred and contingent consideration is booked at its fair value as part of the purchase price.

Subsequent Events Review - Management has evaluated events occurring between December 31, 2012 and the date these financial statements were filed with the Securities and Exchange Commission for proper recording or disclosure therein.

Recent Accounting Pronouncements - In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" which results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. While the FASB stated that for many of the requirements it did not intend for the amendments in the update to result in a change in the application of the requirements of Topic 820, some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Additionally, other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for interim and annual periods beginning after December 15, 2011 and its amendments must be applied prospectively. The Company adopted its provisions effective January 1, 2012. The adoption of this pronouncement did not have a significant impact on the Company's financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Comprehensive Income (Topic 220), Presentation of Comprehensive Income" which changes the way companies present other comprehensive income and its components in financial statements. The new standards require that companies present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted the provisions of this update in 2012. The adoption of this update did not have an impact on the Company's financial position or results of operations.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, "Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities" which describes when it is appropriate to offset financial assets and liabilities on the balance sheet. Companies will now have to disclose both gross and net information about instruments eligible for offset in the statement of financial position, instruments and transactions subject to an agreement similar to a master netting arrangement, and the collateral received in a master netting arrangement. The new disclosure will enable users of financial statements to understand significant quantitative differences in balance sheets prepared under US GAAP and IFRS related to the offsetting of financial instruments. The update is effective for annual and interim reporting periods beginning on or after January 1, 2013. Adopting this update is not expected to have an impact on the Company's financial position or results of operations.

2. Inventories

Inventories consist of the following (in thousands):

	December 31	
	2012	2011
Raw materials and parts	$ 129,676	$ 125,730
Work-in-process	76,052	71,490
Finished goods	81,000	80,157
Used equipment	21,894	21,688
Total	$ 308,622	$ 299,065

3. Fair Value Measurements

The Company has various financial instruments that must be measured at fair value on a recurring basis, including marketable debt and equity securities held by Astec Insurance Company ("Astec Insurance"), the Company's captive insurance company, and marketable equity securities held in an unqualified Supplemental Executive Retirement Plan ("SERP"). The financial assets held in the SERP also constitute a liability of the Company for financial reporting purposes. The Company's subsidiaries also occasionally enter into foreign currency exchange contracts to mitigate exposure to fluctuations in currency exchange rates.

For cash and cash equivalents, trade receivables, other receivables, revolving debt and accounts payable, the carrying amount approximates the fair value because of the short-term nature of these instruments. Investments are carried at their fair value based on quoted market prices for identical or similar assets or, where no quoted prices exist, other observable inputs for the asset. The fair values of foreign currency exchange contracts are based on quotations from various banks for similar instruments using models with market based inputs.

As indicated in the tables below, the Company has determined that its financial assets and liabilities at December 31, 2012 and 2011 are level 1 and level 2 in the fair value hierarchy (in thousands):

	December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets:				
Trading equity securities:				
SERP money market fund	$ 996	$ --	$ --	$ 996
SERP mutual funds	1,835	--	--	1,835
Preferred stocks	720	--	--	720
Trading debt securities:				
Corporate bonds	3,342	909	--	4,251
Municipal bonds	1,449	957	--	2,406
Floating rate notes	749	--	--	749
U.S. Treasury bill	200	--	--	200
Other government bonds	--	409	--	409
Total financial assets	$ 9,291	$ 2,275	$ --	$ 11,566
Financial Liabilities:				
SERP liabilities	$ --	$ 6,674	$ --	$ 6,674
Derivative financial instruments	--	145	--	145
Total financial liabilities	$ --	$ 6,819	$ --	$ 6,819

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Trading equity securities:				
SERP money market fund	$ 989	$ --	$ --	$ 989
SERP mutual funds	1,732	--	--	1,732
Preferred stocks	441	--	--	441
Trading debt securities:				
Corporate bonds	1,649	2,238	--	3,887
Municipal bonds	211	2,880	--	3,091
Floating rate notes	97	233	--	330
U.S. Treasury bill	250	--	--	250
Other government bonds	--	343	--	343
Derivative financial instruments	--	307	--	307
Total financial assets	$ 5,369	$ 6,001	$ --	$ 11,370
Financial Liabilities:				
SERP liabilities	$ --	$ 6,076	$ --	$ 6,076
Derivative financial instruments	--	50	--	50
Total financial liabilities	$ --	$ 6,126	$ --	$ 6,126

4. Investments

The Company's trading securities consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
December 31, 2012				
Trading equity securities	$ 3,432	$ 130	$ 11	$ 3,551
Trading debt securities	7,836	228	49	8,015
Total	$ 11,268	$ 358	$ 60	$ 11,566
December 31, 2011				
Trading equity securities	$ 3,160	$ 81	$ 79	$ 3,162
Trading debt securities	7,761	211	71	7,901
Total	$ 10,921	$ 292	$ 150	$ 11,063

Trading equity investments noted above are valued at their estimated fair value based on their quoted market prices and trading debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third party pricing service. Additionally, a significant portion of the trading equity securities are in equity money market and mutual funds and also comprise a portion of the Company's liability under its SERP. See Note 12, Pension and Retirement Plans, for additional information on these investments and the SERP.

Trading debt securities are comprised mainly of marketable debt securities held by Astec Insurance. Astec Insurance has an investment strategy that focuses on providing regular and predictable interest income from a diversified portfolio of high-quality fixed income securities. At December 31, 2012 and 2011, $1,334,000 and $1,324,000, respectively, of trading debt securities were due to mature within twelve months and, accordingly, are included in other current assets.

Net unrealized gains or (losses) incurred during 2012, 2011 and 2010 on investments still held as of the end of each reporting period, amounted to $173,000, ($77,000) and $219,000, respectively.

5. Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Current U.S. accounting guidance provides that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. The Company performs the required valuation procedures each year as of December 31 after the following year's forecasts are submitted and reviewed. The valuations performed in 2012, 2011 and 2010 indicated no impairment of goodwill.

The changes in the carrying amount of goodwill by reporting segment during the years ended December 31, 2012 and 2011 are as follows (in thousands):

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	Other	Total
Balance, December 31, 2010	$ 5,922	$ 6,339	$ 1,646	$ --	$ --	$ 13,907
Business acquisition	--	--	1,171	--	--	1,171
Foreign currency translation	--	--	(89)	--	--	(89)
Balance, December 31, 2011	5,922	6,339	2,728	--	--	14,989
Foreign currency translation	--	--	22	--	--	22
Balance, December 31, 2012	$ 5,922	$ 6,339	$ 2,750	$ --	$ --	$ 15,011

6. Long-lived and Intangible Assets

Long-lived assets, including finite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Impairment losses for long-lived assets "held and used" and finite-lived intangible assets are recorded if the sum of the estimated future undiscounted cash flows used to test for recoverability is less than the carrying value.

As a result of certain aviation equipment being classified as held for sale in 2011, an impairment charge was recorded in the amount of $2,304,000 in selling, general and administrative expenses by the All Others Group to reduce the carrying value of the asset to its fair value as determined based upon the industry blue book valuations of used aircraft (level 3 in the fair value hierarchy). The $800,000 carrying value of these assets held for sale, which were sold in 2012, was included in other current assets in the Company's December 31, 2011 consolidated balance sheet. Additional impairment charges of $394,000 were recorded in 2011 related to long-lived assets and other charges related to inventory valuation of $1,845,000 were included in cost of sales in the Underground Group due to the sale of the utility product line assets. An additional impairment charge of $26,000 was recorded in 2011 by the Asphalt Group related to long-lived assets.

Amortization expense on intangible assets was $1,855,000, $573,000 and $598,000 for 2012, 2011 and 2010, respectively. Intangible assets, which are included in other long-term assets on the accompanying consolidated balance sheets, consisted of the following at December 31, 2012 and 2011 (in thousands):

	2012			2011		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Dealer network and customer relationships	$ 7,062	$ (2,527)	$ 4,535	$ 7,029	$ (1,068)	$ 5,961
Trade names	2,609	(184)	2,425	2,609	(1)	2,608
Other	1,524	(659)	865	1,667	(446)	1,221
Total	$ 11,195	$ (3,370)	$ 7,825	$ 11,305	$ (1,515)	$ 9,790

Intangible asset amortization expense is expected to be $1,109,000, $998,000, $926,000, $806,000 and $715,000 in the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively, and $3,271,000 thereafter.

7. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31	
	2012	2011
Land	$ 13,000	$ 13,052
Building and land improvements	130,105	134,513
Manufacturing and office equipment	217,047	209,939
Aviation equipment	14,852	14,830
Less accumulated depreciation	(192,165)	(184,316)
Total	$ 182,839	$ 188,018

Depreciation expense was $20,945,000, $18,551,000 and $18,022,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

8. Leases

The Company leases certain land, buildings and equipment for use in its operations under various operating leases. Total rental expense charged to operations under operating leases was approximately $2,753,000, $2,472,000 and $2,343,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Minimum rental commitments for all noncancelable operating leases at December 31, 2012 are as follows (in thousands):

2013	$1,302
2014	739
2015	261
2016	171
2017	14
Thereafter	1
	$2,488

9. Debt

During April 2007, the Company entered into an unsecured credit agreement with Wachovia Bank, National Association ("Wachovia") whereby Wachovia extended to the Company an unsecured line of credit of up to $100,000,000 including a sub-limit for letters of credit of up to $15,000,000. Wachovia has subsequently been acquired by Wells Fargo Bank, N.A. ("Wells Fargo") and therefore the credit agreement was transferred to Wells Fargo. The credit facility had an original term of three years with two one-year extensions available. The Company exercised the final extension in 2010 which extended the loan maturity date to May 2012. On April 12, 2012, the Company and certain of its subsidiaries entered into a new amended and restated credit agreement with Wells Fargo whereby Wells Fargo extended to the Company an unsecured line of credit of up to $100,000,000, including a sub-limit for letters of credit of up to $25,000,000. The new amended and restated credit agreement replaced the expiring $100,000,000 credit facility between the Company and Wells Fargo. There were no outstanding revolving or term loan borrowings under the credit facilities at the time of transition or as of December 31, 2012. Letters of credit totaling $13,113,000 were outstanding under the new agreement as of December 31, 2012, resulting in additional borrowing ability of $86,887,000 on the Wells Fargo credit facility as of December 31, 2012. The new amended and restated agreement has a five-year term expiring in April 2017. Borrowings under the agreement are subject to an interest rate equal to the daily one-month LIBOR rate plus a 0.75% margin. The unused facility fee is 0.175%. Interest only payments are due monthly. The new amended and restated credit agreement contains certain financial covenants, including provisions concerning required levels of annual net income, minimum tangible net worth and maximum allowed capital expenditures. The Company was in compliance with these covenants as of December 31, 2012.

The Company's South African subsidiary, Osborn Engineered Products SA (Pty) Ltd ("Osborn"), has a credit facility of $8,837,000 (ZAR 75,000,000) to finance short-term working capital needs, as well as to cover performance letters of credit, advance payment and retention guarantees. As of December 31, 2012, Osborn had no outstanding borrowings under the credit facility, but $3,388,000 in performance, advance payment and retention guarantees were issued under the facility. The facility is unsecured. As of December 31, 2012, Osborn had available credit under the facility of $5,449,000. The facility has an ongoing, indefinite term subject to periodic reviews by the bank. The interest rate is 0.25% below the South Africa prime rate which was 8.5% at December 31, 2012.

The Company's Australian subsidiary, Astec Australia Pty Ltd ("Astec Australia"), has a credit facility to finance short-term working capital needs of $104,000 (AUD 100,000) as well as a bank guarantee facility of $1,350,000 (AUD 1,300,000) to cover letters of credit. Additional banking arrangements are in place to finance foreign exchange dealer limit orders of up to $3,894,000 (AUD 3,750,000), secured by cash balances in the amount of $779,000 (AUD 750,000) and a $1,600,000 letter of credit issued by the parent Company. As of December 31, 2012, no amounts were outstanding under the credit facility, but $1,209,000 of letters of credit were outstanding under the bank guarantee facility. The interest rate is the Australian adjusted Bank Business Rate plus a margin of 1.05%. The interest rate was 11.17% at December 31, 2012.

10. Product Warranty Reserves

The Company warrants its products against manufacturing defects and performance to specified standards. The warranty period and performance standards vary by product, but generally range from three months to two years or up to a specified number of hours of operation. The Company estimates the costs that may be incurred under its warranties and records a liability at the time product sales are recorded. The warranty liability is primarily based on historical claim rates, nature of claims and the associated costs.

Changes in the Company's product warranty liability during 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Reserve balance, beginning of year	$ 12,663	$ 9,891	$ 8,714
Warranty liabilities accrued	11,152	13,029	13,365
Warranty liabilities settled	(11,022)	(10,567)	(12,270)
Other	(1,741)	310	82
Reserve balance, end of year	$ 11,052	$ 12,663	$ 9,891

11. Accrued Loss Reserves

The Company accrues reserves for losses related to known workers' compensation and general liability claims that have been incurred but not yet paid or are estimated to have been incurred but not yet reported to the Company. The undiscounted reserves are actuarially determined based on the Company's evaluation of the type and severity of individual claims and historical information, primarily its own claim experience, along with assumptions about future events. Changes in assumptions, as well as changes in actual experience, could cause these estimates to change in the future. Total accrued loss reserves at December 31, 2012 were $7,315,000 compared to $8,692,000 at December 31, 2011, of which $4,094,000 and $4,913,000 was included in other long-term liabilities at December 31, 2012 and 2011, respectively.

12. Pension and Retirement Plans

Prior to December 31, 2003, all employees of the Company's Kolberg-Pioneer, Inc. subsidiary were covered by a defined benefit pension plan. After December 31, 2003, all benefit accruals under the plan ceased and no new employees could become participants in the plan. Benefits paid under this plan are based on years of service multiplied by a monthly amount. The Company's funding policy for the plan is to make the minimum annual contributions required by applicable regulations.

The Company's investment strategy for the plan is to earn a rate of return sufficient to match or exceed the long-term growth of pension liabilities. The investment policy states that the Plan Committee in its sole discretion shall determine the allocation of plan assets among the following four asset classes: cash equivalents, fixed-income securities, domestic equities and international equities. The Plan Committee attempts to ensure adequate diversification of the invested assets through investment in an exchange traded mutual fund that invests in a diversified portfolio of stocks, bonds and money market securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following provides information regarding benefit obligations, plan assets and the funded status of the plan (in thousands, except as noted *):

	Pension Benefits	
	2012	2011
Change in benefit obligation		
Benefit obligation, beginning of year	$ 13,699	$ 11,454
Interest cost	599	604
Actuarial loss	1,161	2,141
Benefits paid	(501)	(500)
Benefit obligation, end of year	14,958	13,699
Accumulated benefit obligation	$ 14,958	$ 13,699
Change in plan assets		
Fair value of plan assets, beginning of year	$ 9,378	$ 9,376
Actual gain on plan assets	1,152	19
Employer contribution	755	483
Benefits paid	(501)	(500)
Fair value of plan assets, end of year	10,784	9,378
Funded status, end of year	$ (4,174)	$ (4,321)
Amounts recognized in the consolidated balance sheets		
Noncurrent liabilities	$ (4,174)	$ (4,321)
Net amount recognized	$ (4,174)	$ (4,321)
Amounts recognized in accumulated other comprehensive income consist of		
Net loss	$ 6,721	$ 6,567
Net amount recognized	$ 6,721	$ 6,567
Weighted average assumptions used to determine benefit obligations as of December 31*		
Discount rate	3.82%	4.46%
Expected return on plan assets	7.00%	7.00%
Rate of compensation increase	N/A	N/A

The measurement date used for the plan was December 31.

In determining the expected return on plan assets, the historical experience of the plan assets, the current and expected allocation of the plan assets and the expected long-term rates of return were considered.

All assets in the plan are invested in an exchange traded mutual fund. The allocation of assets within the mutual fund as of the measurement date (December 31) and the target asset allocation ranges by asset category are as follows:

Asset Category	Actual Allocation		2012 & 2011 Target Allocation Ranges
	2012	2011	
Equity securities	63.5%	63.5%	53 - 73%
Debt securities	32.6%	32.7%	21 - 41%
Money market funds	3.9%	3.8%	0 - 15%
Total	100.0%	100.0%	

Net periodic benefit cost for 2012, 2011 and 2010 included the following components (in thousands, except as noted *):

	Pension Benefits		
	2012	2011	2010
Components of net periodic benefit cost			
Interest cost	$ 599	$ 604	$ 607
Expected return on plan assets	(648)	(741)	(610)
Amortization of actuarial loss	502	257	255
Net periodic benefit cost	$ 453	$ 120	$ 252
Other changes in plan assets and benefit obligations recognized in other comprehensive income			
Net actuarial loss for the year	$ 656	$ 2,864	$ 210
Amortization of net loss	(502)	(257)	(255)
Total recognized in other comprehensive income	154	2,607	(45)
Total recognized in net periodic benefit cost and other comprehensive income	$ 607	$ 2,727	$ 207
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31*			
Discount rate	4.46%	5.40%	5.78%
Expected return on plan assets	7.00%	8.00%	8.00%

The Company expects to contribute $544,000 to the plan during 2013.

Amounts in accumulated other comprehensive income expected to be recognized in net periodic benefit cost in 2013 for the amortization of a net loss is $536,000.

The following estimated future benefit payments are expected to be paid in the years indicated (in thousands):

	Pension Benefits
2013	$ 560
2014	680
2015	700
2016	740
2017	790
2018 - 2022	4,250

The Company sponsors a 401(k) defined contribution plan to provide eligible employees with additional income upon retirement. The Company's contributions to the plan are based on employee contributions. The Company's contributions totaled $5,099,000, $4,515,000, and $3,866,000 in 2012, 2011 and 2010, respectively.

The Company maintains a Supplemental Executive Retirement Plan ("SERP") for certain of its executive officers. The plan is a non-qualified deferred compensation plan administered by the Board of Directors of the Company, pursuant to which the Company makes quarterly cash contributions of a certain percentage of executive officers' compensation. Investments are self-directed by participants and can include Company stock. Upon retirement, participants receive their apportioned share of the plan assets in the form of cash.

Assets of the SERP consist of the following (in thousands):

	December 31, 2012		December 31, 2011	
	Cost	Market	Cost	Market
Company stock	$ 2,855	$ 3,844	$ 2,487	$ 3,354
Equity securities	2,745	2,830	2,696	2,721
Total	$ 5,600	$ 6,674	$ 5,183	$ 6,075

The Company periodically adjusts the deferred compensation liability such that the balance of the liability equals the total fair market value of all assets held by the trust established under the SERP. Such liabilities are included in other long-term liabilities on the consolidated balance sheets. The equity securities are included in investments in the consolidated balance sheets and classified as trading equity securities. See Note 4, Investments for additional information. The cost of the Company stock held by the plan is included as a reduction in shareholders' equity in the consolidated balance sheets.

The change in the fair market value of Company stock held in the SERP results in a charge or credit to selling, general and administrative expenses in the consolidated statements of income because the acquisition cost of the Company stock in the SERP is recorded as a reduction of shareholders' equity and is not adjusted to fair market value; however, the related liability is adjusted to the fair market value of the stock as of each period end. The Company recognized expense of $115,000 and $539,000 in 2012 and 2010, respectively, and income of $45,000 in 2011 related to the change in the fair value of the Company stock held in the SERP.

13. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is foreign currency risk. From time to time the Company's foreign subsidiaries enter into foreign currency exchange contracts to mitigate exposure to fluctuations in currency exchange rates. The fair value of the derivative financial instrument is recorded on the Company's balance sheet and is adjusted to fair value at each measurement date. The changes in fair value are recognized in the consolidated statements of income in the current period. The Company does not engage in speculative transactions nor does it hold or issue derivative financial instruments for trading purposes. The average U.S. dollar equivalent notional amount of outstanding foreign currency exchange contracts was $8,634,000 during 2012. At December 31, 2012, the Company reported $145,000 of derivative liabilities in other accrued liabilities. The Company reported $307,000 of derivative assets in other current assets and $50,000 of derivative liabilities in other current liabilities as of December 31, 2011. The Company recognized, as a component of cost of sales, net losses on the change in fair value of derivative instruments of $594,000, $144,000 and $1,473,000 for the years ended December 31, 2012, 2011 and 2010, respectively. There were no derivatives that were designated as hedges at December 31, 2012 or 2011.

14. Income Taxes

For financial reporting purposes, income from continuing operations before income taxes includes the following components (in thousands):

	Year Ended December 31		
	2012	2011	2010
Continuing operations			
United States	$ 46,388	$ 51,542	$ 41,516
Foreign	6,297	7,590	8,974
Income from continuing operations before income taxes	$ 52,685	$ 59,132	$ 50,490

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31		
	2012	2011	2010
Continuing operations			
Current provision:			
Federal	$ 9,306	$ 16,874	$ 12,576
State	1,988	3,043	2,226
Foreign	1,996	1,481	2,131
Total current provision	13,290	21,398	16,933
Deferred provision (benefit):			
Federal	6,145	(1,901)	(684)
State	(730)	(580)	73
Foreign	391	420	327
Total deferred provision (benefit)	5,806	(2,061)	(284)
Total provision:			
Federal	15,451	14,973	11,892
State	1,258	2,463	2,299
Foreign	2,387	1,901	2,458
Income tax provision on continuing operations	19,096	19,337	16,649
Income tax provision (benefit) on discontinued operations	3,796	(56)	(518)
Total tax provision	$ 22,892	$ 19,281	$ 16,131

The Company's income tax provision is computed based on the domestic and foreign federal statutory rates and the average state statutory rates, net of related federal benefit.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. A reconciliation of the provision for income taxes at the statutory federal income tax rate to the amount provided is as follows (in thousands):

	Year Ended December 31		
	2012	2011	2010
Continuing operations			
Tax at the statutory federal income tax rate	$ 18,440	$ 20,696	$ 17,672
Qualified production activity deduction	(936)	(1,201)	(794)
State income tax, net of federal income tax	714	1,601	1,494
Other permanent differences	360	370	272
Research and development tax credits	(420)	(2,135)	(1,849)
Change in valuation allowance	1,035	63	222
Other items	(97)	(57)	(368)
Income tax provision on continued operations	19,096	19,337	16,649
Income tax provision (benefit) on discontinued operations	3,796	(56)	(518)
Total tax provision	$ 22,892	$ 19,281	$ 16,131

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31	
	2012	2011
Deferred tax assets:		
Inventory reserves	$ 3,696	$ 8,468
Warranty reserves	2,891	3,868
Bad debt reserves	677	834
State tax loss carryforwards	2,052	1,706
Accrued vacation	1,795	1,819
SERP	1,179	1,177
Deferred compensation	789	855
Restricted stock units	2,960	3,836
Other	5,123	4,905
Valuation allowances	(3,065)	(2,031)
Total deferred tax assets	18,097	25,437
Deferred tax liabilities:		
Property and equipment	18,909	20,262
Amortization	1,119	1,221
Goodwill	1,768	1,878
Pension	1,184	1,102
Other	--	101
Total deferred tax liabilities	22,980	24,564
Total net deferred tax asset (liability)	$ (4,883)	$ 873

As of December 31, 2012, the Company has state and foreign net operating loss carryforwards of $44,311,000 for tax purposes, which will be available to offset future taxable income. If not used, certain of these carryforwards will expire between 2013 and 2027. A significant portion of the valuation allowance for deferred tax assets relates to the future utilization of state and foreign net operating loss carryforwards. Future utilization of these net operating loss carryforwards is evaluated by the Company on a periodic basis and the valuation allowance is adjusted accordingly. In 2012, the valuation allowance on these carryforwards was increased by $1,040,000 due to uncertainty about whether certain entities will realize their state net operating loss carryforwards. The Company has also determined that the recovery of certain other deferred tax assets is uncertain. The valuation allowance for these deferred tax assets was decreased by $6,000.

Undistributed earnings of the Company's Canadian subsidiary, Breaker Technology Ltd., are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to Canada. There are no undistributed earnings applicable to Breaker Technology, Ltd. as of December 31, 2012.

The Company files income tax returns in the U.S. federal jurisdiction, and in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2009. With few exceptions, the Company is no longer subject to state and local or non-U.S. income tax examinations by authorities for years prior to 2006.

The Company has a liability for unrecognized tax benefits of $771,000 and $749,000 (excluding accrued interest and penalties) as of December 31, 2012 and 2011, respectively. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. The Company recognized tax costs of $82,000 and $118,000 in 2012 and 2011, respectively, for interest charges related to amounts of unrecognized tax benefits. The net total amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate is $864,000 and $807,000 at December 31, 2012 and 2011, respectively. The Company does not expect a significant increase or decrease to the total amount of unrecognized tax benefits within the next twelve months.

A reconciliation of the beginning and ending unrecognized tax benefits excluding interest and penalties is as follows (in thousands):

	Year Ended December 31		
	2012	2011	2010
Balance, beginning of year	$ 749	$ 488	$ 578
Additions for tax positions related to the current year	5	150	110
Additions for tax positions related to prior years	90	192	75
Reductions due to lapse of statutes of limitations	(73)	(81)	(103)
Decreases related to settlements with tax authorities	--	--	(172)
Balance, end of year	$ 771	$ 749	$ 488

The December 31, 2012 balance of unrecognized tax benefits includes no tax positions for which the ultimate deductibility is highly certain but the timing of such deductibility is uncertain. Accordingly, there is no impact to the deferred tax accounting for certain tax benefits.

15. Contingent Matters

Certain customers have financed purchases of Company products through arrangements in which the Company is contingently liable for customer debt of $2,091,000 and $3,537,000 at December 31, 2012 and 2011, respectively. At December 31, 2012, the maximum potential amount of future payments for which the Company would be liable is equal to $2,091,000. These arrangements also provide that the Company will receive the lender's full security interest in the equipment financed if the Company is required to fulfill its contingent liability under one of these arrangements. The Company has recorded a liability of $112,000 related to these guarantees at December 31, 2012.

In addition, the Company is contingently liable under letters of credit issued by Wells Fargo totaling $13,113,000 as of December 31, 2012, including a $1,600,000 letter of credit issued on behalf of Astec Australia. The outstanding letters of credit expire at various dates through October 2013. As of December 31, 2012, Osborn and Astec Australia are contingently liable for a total of $3,388,000 and $1,209,000, respectively, in performance advance payment and retention guarantees. As of December 31, 2012, the maximum potential amount of future payments under these letters of credit and guarantees for which the Company could be liable is $17,710,000.

The Company is currently a party to various claims and legal proceedings that have arisen in the ordinary course of business. If management believes that a loss arising from such claims and legal proceedings is probable and can reasonably be estimated, the Company records the amount of the loss (excluding estimated legal fees), or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As management becomes aware of additional information concerning such contingencies, any potential liability related to these matters is assessed and the estimates are revised, if necessary. If management believes that a material loss arising from such claims and legal proceedings is either (i) probable but cannot be reasonably estimated or (ii) reasonably possible but not probable, the Company does not record the amount of the loss, but does make specific disclosure of such matter. Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. However, claims and legal proceedings are subject to inherent uncertainties and rulings unfavorable to the Company could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse effect on the Company's financial position, cash flows or results of operations.

During 2004, the Company received notice from the Environmental Protection Agency that it may be responsible for a portion of the costs incurred in connection with an environmental cleanup in Illinois. The discharge of hazardous materials and associated cleanup relate to activities occurring prior to the Company's acquisition of Barber-Greene in 1986. The Company believes that over 300 other parties have received similar notice. At this time, the Company cannot predict whether the EPA will seek to hold the Company liable for a portion of the cleanup costs or the amount of any such liability. The Company has not recorded a liability with respect to the matter because no estimate of the amount of any such liability can be made at this time.

16. Shareholders' Equity

Under terms of the Company's employee stock option plans, officers and certain other employees were granted options to purchase the Company's common stock at no less than 100% of the market price on the date the option was granted. No additional options can be granted under these plans; however the Company has reserved unissued shares of common stock for exercise of the 17,862 unexercised and outstanding options as of December 31, 2012 under these employee plans. All options granted under these plans vested prior to 2007.

In addition, a Non-employee Directors Stock Incentive Plan has been established to allow non-employee directors to have a personal financial stake in the Company through an ownership interest. Directors may elect to receive their annual retainer in cash, common stock, deferred stock or stock options. Options granted under the Non-employee Directors Stock Incentive Plan vest and become fully exercisable immediately. All stock options have a 10-year term. The shares reserved under the 1998 Non-employee Directors Stock Plan total 129,604 as of December 31, 2012 of which 104,339 shares are available for future grants of stock or deferred stock to directors. No additional options can be granted under this plan. The fair value of stock awards granted to non-employee directors totaled $231,000, $239,000 and $189,000 during 2012, 2011 and 2010, respectively.

A summary of the Company's stock option activity and related information for the year ended December 31, 2012 follows:

	Options	Weighted Average Exercise Price	Remaining Contractual Life	Intrinsic Value
Options outstanding, beginning of year	52,183	$ 18.79		
Options exercised	(26,468)	19.43		
Options outstanding, end of year	25,715	18.13	1.89 Years	$ 394,000
Options exercisable, end of year	25,715	$ 18.13	1.89 Years	$ 394,000

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $515,000, $870,000 and $1,525,000, respectively. Cash received from options exercised during the years ended December 31, 2012, 2011 and 2010, totaled $514,000, $812,000 and $1,431,000, respectively and is included in the accompanying consolidated statements of cash flows as a financing activity. The excess tax benefit realized from the exercise of these options totaled $174,000, $310,000 and $579,000, respectively for the years ended December 31, 2012, 2011 and 2010. No stock options were granted or vested nor was any stock option expense recorded during the three years ended December 31, 2012. As of December 31, 2012, 2011 and 2010, there were no unrecognized compensation costs related to stock options previously granted.

In August 2006, the Compensation Committee of the Board of Directors implemented a five-year plan to award key members of management restricted stock units ("RSU's") each year. The details of the plan were formulated under the 2006 Incentive Plan approved by the Company's shareholders in their annual meeting held in April 2006. The plan allowed up to 700,000 shares to be granted to employees. The number of RSU's granted each year was determined based upon the performance of individual subsidiaries and consolidated annual financial performance. Additional RSU's were granted in 2011 based upon cumulative five-year performance. Generally, each award vests at the end of five years from the date of grant, or at the time a recipient retires after reaching age 65, if earlier. No additional RSU's are expected to be granted under the 2006 Incentive Plan. In early 2011, a subsequent plan was formulated under the Company's 2011 Incentive Plan which was approved by the Company's shareholders in their annual meeting held in April 2011. This plan also allows the Company to grant up to 700,000 RSU's to employees and operates in a similar fashion to the 2006 Incentive Plan for each of the five years ending December 31, 2015. The fair value of the RSU's that vested during 2012 and 2011 was $2,719,000 and $406,000, respectively. No RSU's vested during 2010. The grant date tax benefit was reduced by $67,000 upon the vesting of RSUs in 2012.

RSU's granted in 2007 through 2012, RSU's expected to be granted in 2013, and RSU's expected to be granted in 2016 for five-year cumulative performance are as follows:

Actual or Anticipated Grant Date	Performance Period	Original	Forfeitures	Vested	Net	Fair Value Per RSU
March, 2007	2006	71,100	7,979	63,121	--	$ 38.76
February, 2008	2007	74,800	3,205	7,005	64,590	$ 38.52
February, 2009	2008	69,200	2,700	6,050	60,450	$ 22.22
February, 2010	2009	51,000	1,000	4,000	46,000	$ 24.29
February, 2011	2010	65,000	1,460	5,710	57,830	$ 34.33
February, 2011	2006-2010	58,495	1,803	5,497	51,195	$ 34.33
February, 2012	2011	33,331	400	500	32,431	$ 39.10
February, 2013	2012	22,106	--	--	22,106	$ 33.36
February, 2016	2011-2016	34,986	--	--	34,986	$ 33.36
Total		480,018	18,547	91,883	369,588	

Compensation expense of $1,054,000, $2,602,000, and $2,206,000 was recorded in the years ended December 31, 2012, 2011 and 2010, respectively, to reflect the fair value of the original RSU's granted or anticipated to be granted less estimated forfeitures, amortized over the portion of the vesting period occurring during the period. Related income tax benefits of $387,000, $848,000 and $731,000 were recorded in 2012, 2011 and 2010, respectively. The fair value of the 57,092 RSU's expected to be granted in February 2013 and 2016 was based upon the market value of the related stock at December 31, 2012 and will be adjusted to the fair value as of each period end until the actual grant dates. Based upon the fair value and net RSU's shown above, it is anticipated that $3,646,000 of additional compensation costs will be recognized in future periods through 2021. The weighted average period over which this additional compensation cost will be expensed is 4.6 years. The RSU's did not participate in the Company's dividend paid in 2012.

Changes in restricted stock units during the year ended December 31, 2012 are as follows:

	2012
Unvested restricted stock units, beginning of year	367,254
Restricted stock units granted	33,331
Restricted stock units forfeited	(9,163)
Restricted stock units vested	(78,926)
Unvested restricted stock units, end of year	312,496

The grant date fair value of the restricted stock units granted during 2012, 2011 and 2010 was $1,303,000, $4,240,000 and $1,239,000, respectively.

The Company has adopted an Amended and Restated Shareholder Protection Rights Agreement and declared a distribution of one right (the "Right") for each outstanding share of Company common stock, par value $0.20 per share (the "Common Stock"). Each Right entitles the registered holder (other than the "Acquiring Person" as defined below) to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $72.00 per Unit, subject to adjustment. The Rights currently attach to the certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of ten business days (unless otherwise delayed by the

Board) following the: 1) public announcement that a person or group of affiliated or associated persons (the "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of fifteen percent (15%) or more of the then outstanding shares of Common Stock, or 2) commencement of a tender offer or exchange offer that would result in an Acquiring Person beneficially owning fifteen percent (15%) or more of the then outstanding shares of Common Stock. The Board of Directors may terminate the Rights without any payment to the holders thereof at any time prior to the close of business ten business days following announcement by the Company that a person has become an Acquiring Person. Once the Rights are separated from the Common Stock, then the Rights entitle the holder (other than the Acquiring Person) to purchase shares of Common Stock (rather than Preferred Stock) having a current market value equal to twice the Unit purchase price. The Rights, which do not have voting power and are not entitled to dividends, expire on December 22, 2015. In the event of a merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

17. Operations by Industry Segment and Geographic Area

The Company has four reportable segments. These segments are combinations of business units that offer similar products and services. A brief description of each segment is as follows:

Asphalt Group - This segment consists of three business units that design, engineer, manufacture and market a complete line of portable, stationary and relocatable hot-mix asphalt plants and related components and a variety of heaters, heat transfer processing equipment, thermal fluid storage tanks and concrete plants. The principal purchasers of these products are asphalt producers, highway and heavy equipment contractors and foreign and domestic governmental agencies.

Aggregate and Mining Group - This segment consists of seven business units that design, engineer, manufacture and market a complete line of rock crushers, feeders, conveyors, screens and washing equipment. The principal purchasers of these products are open-mine and quarry operators.

Mobile Asphalt Paving Group - This segment consists of three business units that design, engineer, manufacture and market asphalt pavers, asphalt material transfer vehicles, milling machines and paver screeds. The principal purchasers of these products are highway and heavy equipment contractors and foreign and domestic governmental agencies.

Underground Group - This segment consists of two business units that design, engineer, manufacture and market a complete line of drilling rigs for the oil and gas, geothermal and water well industries, high pressure diesel pump trailers for fracking and cleaning oil and gas wells and a four-track surface miner. This segment previously included American Augers, Inc., which was sold in November 2012.

All Others - This category consists of the Company's other business units, including Peterson Pacific Corp., Astec Australia Pty Ltd, Astec Insurance Company and the parent company, Astec Industries, Inc., that do not meet the requirements for separate disclosure as an operating segment.

The Company evaluates performance and allocates resources based on profit or loss from operations before U.S. federal income taxes and corporate overhead. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intersegment sales and transfers are valued at prices comparable to those for unrelated parties. For management purposes, the Company does not allocate U.S. federal income taxes or corporate overhead (including interest expense) to its business units. Revenues and expenses disclosed below have been adjusted to reflect American Augers, Inc.'s results as discontinued operations for all periods presented.

Segment information for 2012 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 234,562	$ 355,428	$ 158,115	$ 82,802	$105,366	$ 936,273
Intersegment revenues	30,697	25,776	16,474	1,688	168	74,803
Interest expense	49	32	3	--	255	339
Depreciation and amortization	4,729	7,381	3,262	2,934	2,629	20,935
Income taxes	811	1,582	(348)	(230)	17,281	19,096
Segment profit (loss)	21,018	34,687	10,721	(2,238)	(30,080)	34,108
Segment assets	382,418	399,832	157,675	83,744	392,675	1,416,344
Capital expenditures	4,430	9,376	3,239	7,137	1,836	26,018

Segment information for 2011 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 260,404	$ 333,278	$ 187,988	$ 37,683	$ 89,288	$ 908,641
Intersegment revenues	24,925	25,219	18,629	5,083	--	73,856
Interest expense	14	3	5	--	168	190
Depreciation and amortization	4,268	6,932	2,788	1,566	2,451	18,005
Income taxes	1,401	1,834	1,009	(550)	15,643	19,337
Segment profit (loss)	29,310	31,493	26,485	(7,318)	(38,229)	41,741
Segment assets	370,137	359,931	155,676	134,376	408,903	1,429,023
Capital expenditures	9,172	8,138	6,678	945	11,197	36,130

Segment information for 2010 (in thousands)

	Asphalt Group	Aggregate and Mining Group	Mobile Asphalt Paving Group	Underground Group	All Others	Total
Revenues from external customers	$ 226,419	$ 256,400	$ 166,436	$ 25,854	$ 61,975	$ 737,084
Intersegment revenues	14,391	24,294	13,471	3,211	--	55,367
Interest expense	84	52	66	--	137	339
Depreciation and amortization	4,176	6,714	2,806	1,492	2,256	17,444
Income taxes	1,489	2,436	993	(481)	12,212	16,649
Segment profit (loss)	28,672	16,578	23,234	(6,382)	(27,579)	34,523
Segment assets	342,813	335,008	137,744	96,577	367,474	1,279,616
Capital expenditures	2,399	4,271	3,951	345	370	11,336

The totals of segment information for all reportable segments reconciles to consolidated totals as follows (in thousands):

	2012	2011	2010
Sales			
Total external sales for reportable segments	$ 830,907	$ 819,353	$ 675,109
Intersegment sales for reportable segments	74,635	73,856	55,367
Other sales	105,366	89,288	61,975
Elimination of intersegment sales	(74,635)	(73,856)	(55,367)
Total consolidated sales	$ 936,273	$ 908,641	$ 737,084
Net income attributable to controlling interest			
Total profit for reportable segments	$ 64,188	$ 79,970	$ 62,102
Other losses	(30,080)	(38,229)	(27,579)
Net income attributable to non-controlling interest	(161)	(102)	(142)
Elimination of intersegment profit	(519)	(1,946)	(682)
Income (loss) from discontinued operations, net of tax	3,401	225	(1,269)
Gain on disposal of discontinued operations, net of tax	3,378	--	--
Total consolidated net income attributable to controlling interest	$ 40,207	$ 39,918	$ 32,430
Assets			
Total assets for reportable segments	$ 1,023,669	$ 1,020,120	$ 912,142
Other assets	392,675	408,903	367,474
Elimination of intercompany profit in inventory	(4,410)	(3,890)	(1,944)
Elimination of intercompany receivables	(469,254)	(461,721)	(435,980)
Elimination of investment in subsidiaries	(186,556)	(160,988)	(119,562)
Other eliminations	(31,559)	(85,541)	(72,491)
Total consolidated assets	$ 724,565	$ 716,883	$ 649,639
Interest expense			
Total interest expense for reportable segments	$ 84	$ 22	$ 202
Other interest expense	255	168	137
Total consolidated interest expense	$ 339	$ 190	$ 339
Depreciation and amortization			
Total depreciation and amortization for reportable segments	$ 18,306	$ 15,554	$ 15,188
Other depreciation and amortization	2,629	2,451	2,256
Depreciation from discontinued operations	2,113	1,254	1,284
Total consolidated depreciation and amortization	$ 23,048	$ 19,259	$ 18,728
Capital expenditures			
Total capital expenditures for reportable segments	$ 24,182	$ 24,933	$ 10,966
Other capital expenditures	1,836	11,197	370
Total consolidated capital expenditures	$ 26,018	$ 36,130	$ 11,336

Sales into major geographic regions were as follows (in thousands):

	2012	2011	2010
United States	$ 572,522	$ 543,527	$ 462,167
Canada	79,554	82,853	78,165
Australia and Oceania	62,683	48,890	24,561
Africa	60,811	65,472	60,396
South America (excluding Brazil)	38,049	57,616	35,701
Mexico	23,084	9,885	13,801
Other European Countries	20,249	23,653	15,238
Brazil	15,675	11,602	4,763
Russia	14,641	8,494	4,513
Post-Soviet States (excluding Russia)	11,533	12,526	1,973
Other Asian Countries	8,315	7,200	2,385
Central America (excluding Mexico)	6,843	4,156	1,140
Middle East	6,705	18,215	24,151
China	6,687	2,923	414
India	4,648	4,476	1,318
West Indies	2,765	5,461	5,693
Japan and Korea	1,509	1,672	702
Other	--	20	3
Total foreign	363,751	365,114	274,917
Total consolidated sales	$ 936,273	$ 908,641	$ 737,084

Long-lived assets by major geographic region are as follows (in thousands):

	December 31	
	2012	2011
United States	$ 157,344	$ 165,573
Germany	1,538	1,477
Australia	9,630	9,520
South Africa	8,973	7,923
Brazil	1,234	--
Canada	4,120	3,525
Total foreign	25,495	22,445
Total	$ 182,839	$ 188,018

18. Accumulated Other Comprehensive Income

The balance of related after-tax components comprising accumulated other comprehensive income is summarized below (in thousands):

	December 31	
	2012	2011
Foreign currency translation adjustment	$ 4,679	$ 4,851
Unrecognized pension and post-retirement benefit cost, net of tax of $2,471 and $2,482, respectively	(4,177)	(4,010)
Accumulated other comprehensive income	$ 502	$ 841

19. Other Income (Expense) - Net

Other income (expense), net from continuing operations consists of the following (in thousands):

	Year Ended December 31		
	2012	2011	2010
Investment income	$ 116	$ 27	$ 162
Licensing fees	1,211	449	230
Other	456	606	240
Total	$ 1,783	$ 1,082	$ 632

20. Business Combinations

On August 10, 2011, the Company purchased substantially all of the assets of Protec Technology and Machinery GmbH ("Protec"), a German corporation; Construction Machinery GmbH ("Construction Machinery"), a German corporation; and Protec Technology Ltd. ("Protec, Ltd."), a Hong Kong corporation, for $3,000,000. The Company formed a new subsidiary, Astec Mobile Machinery GmbH, located in Hameln, Germany, to operate the acquired businesses. The new Company designs, manufactures and markets asphalt rollers, screeds and a road widener attachment and distributes products produced by other Company subsidiaries, primarily Roadtec, Inc.

On October 1, 2011, the Company acquired the GEFCO division of Blue Tee Corp. for $30,407,000. The Company formed a new subsidiary, GEFCO, Inc., to operate the acquired business. This purchase resulted in the recognition of $3,877,000 of amortizable intangible assets which consist of trade names (15 year useful life) and customer relationships (8 year useful life). The effective date of the purchase was October 1, 2011, and the results of GEFCO Inc.'s operations have been included in the Company's consolidated financial statements since that date. During January 2012, the purchase price allocation was finalized and funds previously held in escrow were distributed.

GEFCO (formerly known as George E. Failing Company) was established in 1931 and was a leading manufacturer of portable drilling rigs and related equipment for the water well, environmental, groundwater monitoring, construction, mining and shallow oil & gas exploration and production industries. GEFCO, Inc. will continue to manufacture Failing, SpeedStar and King Oil Tools equipment from its Enid, Oklahoma facilities.

The revenue and pre-tax income of Protec, Protec, Ltd., Construction Machinery, and GEFCO were not significant in relation to the Company's 2011 financial statements and would not have been significant on a pro forma basis to any earlier periods.

During the second quarter of 2012, the Company funded the first $5,000,000 of an expected $12,000,000 investment in Astec Agregados E Mineracao Do Brasil LTDA ("Astec Brazil") located in Vespasiano, Minas Gerais, Brazil, a consolidated subsidiary of the Company. When fully funded by both the Company and a minority Brazil based shareholder, the Company anticipates a 75% ownership in Astec Brazil. To date, Astec Brazil has had only limited revenues and start-up related expenditures, but plans to construct a manufacturing facility in Brazil during 2013 with an expected cost of approximately $20,000,000. Astec Brazil plans to fund the acquisition costs of the plant and equipment with borrowings from a local Brazilian bank. The Company expects to increase its international market penetration in Brazil and Latin American countries with the aggregate and mining segment's product lines to be produced in this facility.

21. Discontinued Operations

In October 2012, the Company entered into an agreement to sell its American Augers, Inc. ("Augers") subsidiary, as well as certain assets related to the Trencor large trencher product line of Astec Underground, Inc., to The Charles Machine Works, Inc. of Perry, Oklahoma. Augers and the Trencor large trencher product line were part of the Company's Underground Group. The sale of Augers included substantially all the assets and liabilities of Augers and was completed on November 30, 2012 for $42,940,000, net of cash included in the sale and subject to closing adjustments. The Company retained the Augers vertical oil and gas drill rig product line and will relocate it to the GEFCO, Inc. subsidiary located in Enid, Oklahoma. The sale of the Trencor product line was immaterial to the transaction and is included in the Company's consolidated financial statements in continuing operations. This divestiture, as well as the sale of the small utility trencher and drill line of products to Toro earlier in 2012, is part of the Company's strategy to exit the cyclical underground sector.

The Company has calculated the post closing adjustments to the sale price and has recorded the resulting $288,000 purchase price difference in other accrued liabilities in the December 31, 2012 consolidated balance sheet. The post closing adjustment is subject to review and potential negotiation with the seller.

The results of operations and the gain on the sale of Augers are presented as discontinued operations for all periods presented. Summarized financial information for Augers is below (in thousands):

	Year Ended December 31		
	2012	2011	2010
Revenues	$ 53,619	$ 47,088	$ 34,251
Discontinued operations			
Operating income (loss) before tax	$ 5,218	$ 169	$ (1,787)
Income tax provision (benefit)	1,817	(56)	(518)
Income (loss) from operations	3,401	225	(1,269)
Gain on sale of subsidiary			
Gain on sale of subsidiary before tax	5,357	--	--
Income tax provision	1,979	--	--
Gain on sale of subsidiary	3,378	--	--
Income (loss) from discontinued operations	$ 6,779	$ 225	$ (1,269)

The carrying amounts of the major classes of assets and liabilities disposed on November 30, 2012 were as follows (in thousands):

	2012
Assets	
Cash	$ 636
Receivables	5,334
Inventories	26,568
Prepaid and other assets	430
Property and equipment, net	13,500
Other assets	465
Total assets	46,933
Liabilities:	
Accounts payable	2,518
Other liabilities	6,484
Total liabilities	9,002
Net assets disposed	$ 37,931

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
Performance Graph for Astec Industries, Inc.


160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00

	2007	2008	2009	2010	2011	2012
Astec Industries Inc	100.00	84.25	72.44	87.14	86.59	92.79
NYSE/AMEX/NASDAQ Market (US Companies)	100.00	63.28	81.68	96.28	97.18	112.95
NYSE/AMEX/NASDAQ Stocks (SIC 3530-3537 US Comp) Construction, Mining, and Materials Handling Machinery and Equipment	100.00	44.80	68.71	106.71	101.83	105.68

Notes:

A. Data complete through last fiscal year.

B. Corporate Performance Graph with peer group uses peer group only performance (excludes only company).

C. Peer group indices use beginning of period market capitalization weighting.

D. Calculated (or Derived) based from CRSP NYSE/AMEX/NASDAQ Stock Market (US Companies) Center for Research in Security Prices (CRSP®), Graduate School of Business, The University of Chicago.

E. The graph assumes $100 invested at the closing price of the Company's common stock on December 31, 2007 and assumes that all dividends were invested on the date paid.


ASTEC
INDUSTRIES,INC.

Corporate Headquarters:
1725 Shepherd Road
Chattanooga, Tennessee 37421 USA
Tel: 423.899.5898 • Fax: 423.899.4456